EXHIBIT 10.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of May 15, 2008, by and among (a) BOOKRAGS, INC., a Delaware corporation (the “Company”), (b) DAVID LIEBERMAN, a stockholder of the Company (“David”), (c) JAMES YAGMIN, a stockholder of the Company (“James”), (d) CHARLES LIEBERMAN, a stockholder of the Company (“Charles”), (e) SUE A. IDLEMAN, in her capacity as Executrix of the ESTATE OF LEE H. IDLEMAN, a stockholder of the Company (the “Idleman Estate”), and (F) AMBASSADORS GROUP, INC., a Delaware corporation, or its assigns (“Purchaser”).  David, James, Charles and the Idleman Estate are sometimes referred to herein individually as a “Stockholder,” and collectively as the “Stockholders.”  The Company, the Stockholders and Purchaser are sometimes referred to herein individually as a “Party,” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, the Company is in the business of owning and operating a website that provides educational materials and content (the “Business”).

WHEREAS, each Stockholder owns the number of shares of common stock of the Company, $0.001 par value per share (the “Shares”), as is set forth opposite such Stockholder’s name below, which Shares in the aggregate represent all of the issued and outstanding shares of capital stock of the Company.

Stockholder	Number of Shares	Percentage
David	532,000	54.53%
James	354,666	36.36%
Charles	78,889	8.09%
Idleman Estate	10,000	1.02%

WHEREAS, upon the terms and subject to the conditions set forth herein, each of the Stockholders desires to sell such Stockholder’s Shares to Purchaser, and Purchaser desires to purchase the Shares from the Stockholders.

WHEREAS, the Parties intend that the transaction contemplated by this Agreement be treated as an asset acquisition pursuant to Section 338(h)(10) of the Code.

NOW, THEREFORE, in consideration of the foregoing recitals and the premises and mutual terms, conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1.  Certain Defined Terms.  As used in this Agreement, the following terms shall have the following meanings:

“Accounts Receivable” of a Person shall mean all accounts, notes, accounts receivable, contract rights, drafts and other forms of claims, demands, instruments, receivables and rights to the payment of money or other forms of consideration, whether for goods sold or leased, services performed or to be performed, or otherwise, owned by that Person or in which that Person has any interest, together with all guarantees, security agreements and rights and interests securing the same.

“Action” shall mean any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agreement” shall mean this Stock Purchase Agreement by and among the Company, the Stockholders and Purchaser (including the Schedules and Exhibits hereto).

“Alternative Proposal” shall mean a proposal or offer (other than by Purchaser) for a stock purchase, asset acquisition, merger, consolidation or other business combination involving the Company or any proposal to acquire in any manner a direct or indirect substantial equity interest in, or all or any substantial part of the assets of, the Company.

“Books and Records” of a Person shall mean all books and records, ledgers, employee records, customer lists, files, correspondence, computer data bases, accounting information and other records of every kind, whether written, computerized or maintained in any other medium, which are owned by that Person or in which that Person has any interest.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the city of Spokane, Washington.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“Change In Control” shall mean with respect to a Person, when (a) such Person merges or consolidates with another entity, unless (i) the other entity controls, is under common control with or is controlled by such Person immediately prior to the consolidation or merger whether or not such Person shall be the surviving entity in such consolidation or merger, or (ii) the equity holders of such Person immediately before such merger or consolidation own, directly or indirectly, immediately following such merger or consolidation, more than fifty percent (50%) of the combined voting power of the outstanding voting securities of the entity resulting from such merger or consolidation (whether or not such Person is the surviving entity); or (b) such Person consummates a sale of all or substantially all of its assets; or (c) the equity holders of such Person sell, exchange or transfer securities in a tender offer or other transaction representing more than fifty percent (50%) of the combined voting power of the outstanding voting securities of such Person.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Documents” shall mean this Agreement and all other agreements, instruments and certificates to be executed by the Company in connection with this Agreement.

“EBITDA” shall mean a dollar amount as is calculated in accordance with the following formula:  Revenue – expenses (excluding income Taxes, interest, depreciation and amortization), as applied by the Company and in accordance with the methodology set forth on Appendix 1.  The Parties acknowledge and agree that, in determining expenses, there shall be deducted reasonable and customary corporate overhead charges and expenses to the Company, subject to the requirements of Section 2.3(f).

“Environmental Laws and Orders” shall mean, collectively, all applicable Laws and Governmental Orders relating to the protection of the environment, human health or occupational health and safety, including without limitation, (a) all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of Hazardous Substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land; (b) all requirements relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, chemical substances, pollutants, contaminants or toxic substances, materials or wastes, whether solid, liquid or gaseous in nature; and (c) RCRA, CERCLA, the Clean Air Act, the Water Pollution Control Act, the Safe Drinking Water Act, the Toxic Substances Control Act, the Emergency Planning and Community Right-to-Know Act, the Hazardous Materials Transportation Act, the Occupational Safety and Health Act of 1970 and all regulations promulgated pursuant to any of these or analogous state or local statutes.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Executives” shall mean David and James.

“GAAP” shall mean United States generally accepted accounting principles and practices as in effect from time to time.

“Governmental Authority” shall mean any federal, state or local or any foreign government, political subdivision thereof, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial body.

“Governmental Order” shall mean any order, writ, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Substance” shall mean any substance, waste or material: (a) the presence of which requires investigation or remediation under any Environmental Law or Order, (b) the generation, storage, treatment, transportation, disposal, remediation, removal, handling or management of which is regulated by any Environmental Law or Order, (c) that is defined as a “hazardous waste” or hazardous substance” under any Environmental Law or Order, (d) that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic or mutagenic or otherwise hazardous and is regulated by any Governmental Authority, (e) the presence of which poses a hazard to the health or safety of Persons, (f) the presence of which constitutes a nuisance, trespass or other tortious condition for which the Company could be or is alleged to be liable or (g) without limitation, that contains gasoline, diesel fuel or other petroleum hydrocarbons, polychlorinated biphenols (PCBs) or asbestos.

“Intellectual Property” of a Person shall mean all intangible properties owned by that Person or in which that Person has any interest (including the right to use by license or otherwise), and all rights arising from or associated therewith, whether protected, created or arising under the laws of any jurisdiction and includes, without limitation: (a) all registered and unregistered trademarks, service marks, trade names, trade dress, logos, corporate names, slogans and commercial symbols, all applications therefor, and all associated goodwill; (b) all domain names and URL’s, and all websites and the “look and feel” of all such websites (including, without limitation, each such website’s particular typefaces, color schemes, programming code themes and the like); (c) all works of authorship, derivative works thereof and statutory, common law and registered copyrights therein, all applications therefor and all associated goodwill; (d) all inventions, including all related and associated patents and patent applications, technical information, shop rights, know-how, trade secrets, processes, operating, maintenance and other manuals, drawings and specifications, process flow diagrams and related data, and all associated goodwill; (e) all software developed for a Person pursuant to an agreement between such Person and the software designer designating the software a “work made for hire” or assigning ownership rights to such software to such Person, all software developed by an employee or contractor of a Person, and all documentation thereof, (including all electronic data processing systems and program specifications, functional specifications, source and object codes, algorithms, architecture, input data, report layouts and format, record file layouts, diagrams, narrative descriptions and flow charts) (collectively, the “owned software,”) and all “off the shelf” software purchased in retail transactions or used in connection with the Business (collectively the “licensed software”); (f) all other mask works, moral rights, inventions, discoveries, improvements, processes, formulae (secret or otherwise), data, drawings, specifications, trade secrets, confidential information, financial, marketing and business data, pricing and cost models and information, business and marketing plans, operating procedures, customer and supplier lists, and knowledge of customer preferences and buying practices; (g) all drawings, records, books or other tangible media embodying the foregoing; (h) all rights to obtain and rights to register patents, trademarks and copyrights; (i) all content utilized in the operation of the Company’s Business and displayed on the Company’s websites; and (j) all rights to sue or recover and retain damages and costs and attorneys fees for present and past infringement of any of the foregoing.

“Knowledge” shall mean (a) with respect to Purchaser, the actual knowledge of each of Jeffrey D. Thomas and Chadwick J. Byrd, Jody Gentemann and Kris Bliesner, and the knowledge that each such person would have acquired upon reasonable inquiry, and (b) with respect to the Company, the actual knowledge of each of David and James, and the knowledge that each such person would have acquired upon reasonable inquiry.

“Labor Agreements” of a Person shall mean, collectively: (a) all employment agreements, collective bargaining agreements or other labor agreements to which that Person is a party or by which any of its properties is bound; (b) all pension, profit sharing, deferred compensation, bonus, stock option, stock purchase, savings, retainer, consulting, retirement, welfare or incentive plans or contracts (including, in the case of the Company, Company Benefit Plans) to which that Person is a party or by which any of its properties is bound; and (c) all plans or agreements under which “fringe benefits” (including, but not limited to, hospitalization plans or programs, medical insurance, vacation plans or programs, sick plans or programs and related benefits) are afforded to any employees of that Person.

“Law” shall mean any statute, law, ordinance, regulation or rule of any Governmental Authority, including without limitation, environmental laws.

“Liabilities” shall mean any and all liabilities and obligations, whether accrued, absolute, known, unknown, contingent, matured or unmatured.

“Lien” shall mean any security interest, easement, mortgage, charge, lease, lien, claim, option, pledge, agreement, limitation in voting rights, restriction on transfer (other than as imposed by federal and state securities Laws), or other encumbrance of any kind or nature whatsoever.

“Loss” or “Losses” shall mean any and all losses, damages, claims, costs and expenses, interest, awards, judgments, penalties and amounts paid in settlement (including reasonable attorneys’ fees and expenses) actually suffered or incurred by a Party.

“Material Adverse Effect” shall mean any material adverse effect on the Business, results of operations or financial condition of the Company taken as a whole.

“Person” shall mean any individual, partnership, firm, corporation, association, trust, estate, unincorporated organization, joint venture, limited liability company or other entity.

“RCRA” shall mean the Resource Conservation and Recovery Act of 1976.

“Real Property” of a Person shall mean all real properties owned by that Person or in which that Person has any interest or estate (including the right to use or by way of a lease), together with all buildings, fixtures, trade fixtures, plant and all other equipment and improvements located thereon or attached thereto; all of that Person’s rights arising out of the ownership or use thereof (including air, water, oil and mineral rights), and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Revenues” shall mean the aggregate amount of revenues actually received or credited to the Company, if any, as determined in accordance with GAAP, as applied by the Company and in accordance with the methodology set forth on Appendix 1.

“Stockholder Documents” shall mean this Agreement and all other agreements, instruments and certificates to be executed and delivered by the Stockholders in connection with this Agreement.

“Tangible Personal Property” of a Person shall mean all machinery, equipment, furniture, trade fixtures, computers, supplies, spare parts or tools and other tangible personal property owned by that Person, leased by that Person or in which that Person has any other interest (including the right to use).

“Tax” shall mean any federal, state, county, local, foreign and other tax, charge, fee, levy, deficiency or other assessment of any nature or kind that is imposed by a Taxing Authority (including any income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment, payroll, property, license, withholding, stamp, occupation, occupancy, recording, minimum, environmental, built in gains and excess passive income tax), whether directly, as transferee (including under code Section 6901 or any similar provision under applicable Law), as a result of being a member of a consolidated, combined or unitary group (including under Treasury Regulations Section 61502-6 or any similar provision of applicable Law), as a result of a Tax sharing or similar agreement, or otherwise, together with any interest, addition to tax or penalty with respect thereto.

“Taxing Authority” shall mean any Governmental Authority exercising Tax regulatory authority.

“Tax Return” shall mean any return, declaration, report, claim for refund or credit, or information return, with respect to Tax, or any other similar report, statement, declaration, or document that is filed or required to be filed under the Code or other Tax Law with any Taxiing Authority in connection with the determination, reporting, assessment, collection or payment of any Tax or the administration of any Tax Law, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments to any of the foregoing.

“Transfer Tax” shall mean all Tax (other than Tax measured on or by net income) incurred or imposed by reason of the transfer and sale of the Shares to Purchaser pursuant to this Agreement regardless of upon whom such Tax is levied or imposed by law, including sales and use tax, real property transfer tax, excise tax, and stamp, documentary, filing, recording, permit, license, registration, or authorization duties or fees (including penalties and interest in respect of any of the foregoing).

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act, or any similar state statute or local law, as the same may be amended, modified or supplemented from time to time or any law that may come to supersede the requirements thereof.

SECTION 1.2.  Other Defined Terms.  In addition to those terms defined above, the following terms shall have the respective meanings given thereto in the Sections indicated below:

Term	Section

Arbitrating Accountants	2.3(d)
Assumed Liabilities	3.6(a)
Broker’s Fees	3.6(a)
Business	Recitals
California Taxes	3.6(a)

Term	Section

Carved Out Company Representations and Warranties	6.10(a)
Carved Out Stockholder Representations and Warranties	6.10(a)
Charles	Preamble
Closing	2.8
Closing Date	2.8
Closing Cash Payment	2.2(a)
Company Benefit Plans	3.13
Closing Date Amount	2.4(a)
Closing Date Amount Schedule	2.4(a)
Closing Date Balance Sheet	2.4(a)
Company’s Disclosure Schedule	Article III
Company Software	3.17
Confidential Information	5.18
Contract	3.9
David	Preamble
Disclosing Party	5.18
Earn-out Payments	2.3(b)
Elections	5.21(b)
Employment Agreements	5.11
Financial Statements	3.6
Foreign Business Tax Liabilities	3.6(a)
Franchise Taxes	2.6
Idleman Estate	Preamble
Indemnified Party	6.5
Indemnifying Party	6.5
Independent Tax Firm	5.20
Initial Earn-out Payment	2.3(a)
Initial Earn-out Period	2.3(a)
Inventions Assignment Agreement	5.25
James	Preamble
Non-compete Agreements	5.12
Open Source Software	3.17(a)
Options	5.13
Party	Preamble
Parties	Preamble
Pre-Closing Period	6.3(a)
Prepayments	3.9(a)
Purchase Price	2.2
Purchaser	Preamble
Purchaser SEC Documents	4.5
Receiving Party	5.18
Reference Balance Sheet	3.6

Term	Section

Required Consents	3.3
SEC	4.5
Second Earn-out Payment	2.3(b)
Second Earn-out Period	2.3(b)
Shares	Recitals
Stockholder(s)	Preamble
Stock Consideration	2.2(b)
Tax Liability	3.11(b)
Tax Proceeding	3.11(b)
Threshold Amount	2.4(a)
Transferred Employees	5.9
338 Tax	5.20

SECTION 1.3.  Other Interpretive Provisions.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified, and reference to a given agreement or instrument shall be a reference to that agreement or instrument as modified, amended, supplemented and restated through the date as of which such reference is made.  The words “include,” “includes,” and “including” shall be deemed to be followed by the phrase “without limitation.”  The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.  Any references to Laws, statutes or agreements shall mean such Laws, statutes or agreements as amended, modified or supplemented from time to time.  If any action is required to be taken or notice is required to be given on a day that is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

ARTICLE II

SALE AND PURCHASE OF SHARES; PURCHASE PRICE; CLOSING

SECTION 2.1.  Sale and Purchase of the Shares.  Upon the terms and conditions set forth in this Agreement and in reliance upon the representations and warranties of the Stockholders, the Company and Purchaser herein set forth, as of the Closing, each Stockholder shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from each Stockholder, all of the Shares owned by each such Stockholder, free and clear of any and all Liens.

SECTION 2.2.  Purchase Price.  In consideration for the Shares, Purchaser shall pay to the Stockholders, on a pro-rata basis, the aggregate purchase price (the “Purchase Price”) of up to Eighteen Million Dollars ($18,000,000) subject to the terms and conditions of Section 2.3 and subject to the post-Closing adjustment in accordance with the terms of Section 2.4, which Purchase Price shall be payable as follows:

(a)           On the Closing Date, Purchaser shall pay to the Stockholders, on a pro-rata basis, cash in the amount of Eight Million Five Hundred Thousand Dollars ($8,500,000) (the “Closing Cash Payment”), which shall be paid by wire transfer of immediately available funds to one or more bank accounts designated in writing by each of the Stockholders immediately prior to the Closing.

(b)           On the Closing Date, Purchaser shall issue to and hold pending release to the Stockholders pursuant to the terms of this Section 2.2(b) and Article VI, 233,584 shares of Purchaser’s common stock in the name of each of the Stockholders (the number of such shares to be issued to the Stockholders on a pro-rata basis), which shares have an agreed upon aggregate fair market value of Four Million Five Hundred Thousand Dollars ($4,500,000) (the “Stock Consideration”).  Subject to the offset rights set forth in Section 6.12 and the terms of Section 6.11, the Stock Consideration (i) shall be held in escrow by Purchaser and shall be available to satisfy the indemnification obligations of the Stockholders pursuant to the terms of Article VI, and (ii) shall be released from escrow to the Stockholders (on a pro rata basis) on the second anniversary of the Closing Date.  Each of the Stockholders shall be entitled to vote such Stockholder’s pro rata portion of the shares of Stock Consideration and receive any dividends (to the extent declared by Purchaser) with respect thereto during such hold-back or escrow period to the extent such shares are not forfeited in accordance with the terms of Article VI.

SECTION 2.3.  Earn-out Payments and Adjustments.

(a)           Subject to the terms and conditions of Article VI to the extent that, during the period commencing January 1, 2008 through and including December 31, 2009 (the “Initial Earn-out Period”), the EBITDA of the Company on a stand-alone basis, computed in accordance with GAAP, as applied by the Company and in accordance with the methodology set forth on Appendix 1, is between Four Million Six Hundred Thousand Dollars ($4,600,000) and Seven Million Dollars ($7,000,000), then Purchaser shall pay to the Stockholders, on a pro rata basis, a pro rata cash amount of up to Two Million Dollars ($2,000,000) (the “Initial Earn-out Payment”); provided, however, that no Initial Earn-out Payment shall be paid until the EBITDA of the Company on a stand-alone basis for the Initial Earn-out Period is greater than Four Million Nine Hundred Thousand Dollars ($4,900,000) in the aggregate.  By way of example, if the EBITDA of the Company on a stand-alone basis for the Initial Earn-out Period is Six Million Dollars ($6,000,000), then the amount of the Initial Earn-out Payment due shall be One Million One Hundred Sixty Six Thousand Six Hundred Sixty Six Dollars ($1,166,666) or approximately 58.3% of Two Million Dollars ($2,000,000).

(b)           Subject to the terms and conditions of Article VI, to the extent that, during the period commencing January 1, 2008 through and including December 31, 2010 (the “Second Earn-out Period”), the EBITDA of the Company on a stand-alone basis, computed in accordance with GAAP, as applied by the Company and in accordance with the methodology set forth on Appendix 1, is between Seven Million Three Hundred Thousand Dollars ($7,300,000) and Twelve Million Three Hundred Thousand Dollars ($12,300,000), then Purchaser shall pay to the Stockholders, on a pro rata basis, a pro rata cash amount of up to Three Million Dollars ($3,000,000) (the “Second Earn-out Payment” and together with the Initial Earn-out Payment, the “Earn-out Payments”); provided, however, that no Second Earn-out Payment shall be paid until the EBITDA of the Company on a stand-alone basis for the Second Earn-out Period is greater than Eight Million Dollars ($8,000,000) in the aggregate.  By way of example, if the EBITDA of the Company on a stand-alone basis for the Second Earn-out Period is Ten Million Dollars ($10,000,000), then the amount of the Second Earn-out Payment due shall be One Million Six Hundred Twenty Thousand Dollars ($1,620,000) or approximately 54% of Three Million Dollars ($3,000,000).

(c)           Within ninety (90) days after the end of the Initial Earn-out Period or the Second Earn-out Period, as applicable, Purchaser shall deliver to the Executives a schedule setting forth (i) Purchaser’s calculation of the EBITDA of the Company for the applicable earn-out period together with a written explanation and analysis in reasonable detail of each component thereof and any adjustments thereto, and (2) the resulting Earn-out Payments, if any, payable to the Stockholders.  The Executives shall have thirty (30) days from receipt of any such schedule to accept or reject in writing Purchaser’s calculation of the EBITDA of the Company and the Earn-out Amounts, which acceptance or rejection shall be furnished to Purchaser within such thirty (30) day period.  If Purchaser does not receive any such written notice from the Executives within such thirty (30) day period, the Executives and the other Stockholders shall be deemed to have accepted Purchaser’s calculation of the EBITDA of the Company and the Earn-out Payments and such calculation shall be conclusive, final and binding upon the Executives and the other Stockholders.  If the Executives’ reject such calculation, the Executives will provide Purchaser, together with the Executives’ notice of rejection, a written explanation of the basis of such rejection, specifying in reasonable detail the particulars of the Executives’ disagreement with Purchaser’s calculation of the EBITDA of the Company and the Earn-out Payments and the Executives’ proposed alternative calculations.  The Executives and Purchaser shall use their respective reasonable best efforts for a period of fifteen (15) days after the Executives deliver such rejection notice to Purchaser to resolve such disagreement.  If the Executives and Purchaser fail to resolve such disagreement within such fifteen (15) day period, then the subject of such disagreement shall be resolved in accordance with the procedures set forth in Section 2.3(d).

(d)           If the Executives and Purchaser are unable to reach a resolution within fifteen (15) days after delivery by the Executives of the rejection notice, the Executives and Purchaser shall submit such disagreement for final binding resolution to an independent accounting firm mutually acceptable to the Executives and Purchaser (the “Arbitrating Accountants”), who shall be engaged to provide a conclusive, final and binding resolution of the unresolved dispute.  The Executives and Purchaser shall each be entitled to make a presentation to the Arbitrating Accountants pursuant to procedures to be agreed to among the Executives, Purchaser and the Arbitrating Accountants, advocating the merits of the position espoused by such Party and the Arbitrating Accountants shall be required to resolve the dispute with respect to the EBITDA of the Company and the Earn-out Payments within fifteen (15) days thereafter.  The determination of the Arbitrating Accountants shall be final and binding upon the Parties, absent fraud.  The fees and expenses of the Arbitrating Accountants shall be shared equally by and between the Executives and the other Stockholders, on the one hand, and Purchaser, on the other hand.

(e)           Purchaser shall pay to the Stockholders, on a pro rata basis, by wire transfer of immediately available funds, the applicable Earn-out Payment by no later than three (3) Business Days after the final determination of the applicable Earn-out Payment is made pursuant to Sections 2.3(c) and 2.3(d), as applicable.

(f)           The earn-out thresholds set forth in Sections 2.3(a) and 2.3(b) shall be adjusted to thresholds to be mutually agreed upon by the Company and the Executives, if, between the Closing Date and the date of the calculation of the Earn-Out Payments, Purchaser: (i) assesses any unreasonable and non-customary corporate overhead charges and expenses to the Company in calculating the EBITDA of the Company that does not benefit the Company and that is not otherwise agreed to by management of the Company, which agreement shall not be unreasonably withheld, delayed or conditioned; (ii) requires any material adverse operational changes to the Company that are not agreed upon by management of the Company, which agreement shall not be unreasonably withheld, delayed or conditioned; (iii) calculates the EBITDA of the Company other than in accordance with the methodology set forth on Appendix 1; or (iv) to the extent the Purchaser derives additional benefit from the Company, from which the Company could have derived additional benefit if it had sold such benefit to an outside third-party on an arm’s length basis, such benefit will be credited to the EBITDA of the Company as if such benefits were negotiated on an arms-length basis with Purchaser (by way of example, banner advertisements on behalf of Purchaser for which no payments are made to the Company).  Notwithstanding the foregoing, the Parties acknowledge and agree that the provisions of Section 2.3(f)(iv) shall not apply Revenues attributable to the business (excluding the Business of the Company) of Purchaser (by way of example, Revenue generated by Purchaser from the sale of its services derived from banner advertisements placed on the Company’s website).

(g)           The Earn-out Payments shall become immediately due and payable in full (subject to the internal projections of EBITDA of the Company) in the event of (x) a Change In Control of the Company in which Purchaser actually receives consideration in excess of the Purchase Price, or (y) a Change in Control of Purchaser.

SECTION 2.4.  Post-Closing Adjustment; Resolution Procedure.

(a)           As soon as practicable after the Closing Date, but in no event more than fifteen (15) Business Days thereafter, the Executives shall prepare and deliver to Purchaser a balance sheet of the Company as of the Closing Date, using the form, policies, methodologies and procedures used by the Company in preparing the Reference Balance Sheet (the “Closing Date Balance Sheet”), along with a schedule setting forth the Closing Date Amount of the Company as of the Closing Date (the “Closing Date Amount Schedule”). Subject to the terms and conditions of Section 2.4(b) below, (i) if the agreed upon Closing Date Amount is in excess of the Threshold Amount, the Stockholders shall make a cash payment to Purchaser, on a dollar-for-dollar and pro rata basis, in the amount of such excess, and (ii) if the agreed upon Closing Date Amount is less than the Threshold Amount, Purchaser shall make a cash payment to the Stockholders, on a dollar-for-dollar and pro rata basis, in an amount equal to such difference. The “Closing Date Amount” shall be an amount as determined in accordance with the following formula:  [(the aggregate dollar value of the Accounts Receivable of the Company listed on the Reference Balance Sheet) – (the aggregate dollar value of the accounts payable of the Company listed on the Reference Balance Sheet)] – [(the aggregate dollar value of the Accounts Receivable of the Company listed on the Closing Date Balance Sheet) – (the aggregate dollar value of the accounts payable of the Company listed on the Closing Date Balance Sheet)]; provided that the deferred revenue has been recognized or accrued in the ordinary course of business. The “Threshold Amount” shall be Fifty Thousand Dollars ($50,000).

(b)           Purchaser shall have forty five (45) Business Days from receipt of the Closing Date Balance Sheet and the Closing Amount Schedule to accept or reject in writing the Executives’ calculation of the Closing Date Amount, which acceptance or rejection shall be furnished to the Executives within such forty five (45) Business Day period.  If the Executives do not receive any such written notice from Purchaser within such forty five (45) Business Day period, Purchaser shall be deemed to have accepted the Executives’ calculation of the Closing Date Amount and such calculation shall be conclusive, final and binding upon Purchaser and the Stockholders.  If Purchaser rejects such calculation, Purchaser will provide the Executives, together with Purchaser’s notice of rejection, a written explanation of the basis of such rejection, specifying in reasonable detail the particulars of Purchaser’s disagreement with the Executives’ calculation of the Closing Date Amount and Purchaser’s proposed alternative calculation.  The Executives and Purchaser shall use their respective reasonable best efforts for a period of ten (10) days after Purchaser delivers such rejection notice to the Executives to resolve such disagreement.  If the Executives and Purchaser fail to resolve such disagreement within such ten (10) day period, then the subject of such disagreement shall be resolved in accordance with the resolution procedures set forth in Section 2.3(d).  Any payment made pursuant to the terms of this Section 2.5 shall be made within five (5) Business Days of the final determination of any post-closing adjustment.

SECTION 2.5.  Purchase Price – Allocation Among the Stockholders.  The Purchase Price shall be allocated and paid to each Stockholder based upon, and the phrase “on a pro rata basis” when used in this Agreement with respect to each Stockholder shall mean, the percentage set forth below following such Stockholder’s name:

Name	Percentage
David	54.53%
James	36.36%
Charles	8.09%
Idleman Estate	1.02%

SECTION 2.6.  Franchise Taxes.  When due and payable, the Stockholders shall pay to Purchaser, all corporate franchise Taxes imposed by any Tax Authority  (whether or not such Taxes are due and payable as of the Closing Date with respect to the operation of the Company (“Franchise Taxes”) for any period through and including the Closing Date.

SECTION 2.7.  Transfer Taxes.  All Transfer Taxes imposed by any Tax Authority with respect to any transaction contemplated by this Agreement (if any) shall be duly and timely paid by the Stockholders, who shall also duly and timely file all Tax Returns in connection with such Transfer Taxes.  The Stockholders shall give a copy of each such Tax Return to Purchaser for its review with sufficient time for comments prior to filing, and shall give Purchaser a copy of such Tax Return as filed, together with proof of payment of the Transfer Tax shown thereon, promptly after filing.

SECTION 2.8.  Closing.  Upon the terms and subject to the conditions hereof, the closing of the transactions contemplated by this Article II (the “Closing”) shall be held at the offices of Loeb & Loeb LLP, 10100 Santa Monica Boulevard, Suite 2200, Los Angeles, California, at 10:00 a.m. (P.S.T) on the second (2nd) Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties set forth in Article VII (other than conditions which are not capable of being satisfied until the Closing Date), or at such other place or at such other time as the Executives and Purchaser may mutually agree upon in writing (the date on which the Closing takes place being the “Closing Date”). The Closing shall be deemed effective as of 11:59 p.m. (P.S.T) on the Closing Date.

SECTION 2.9.  Transactions at Closing.  At or immediately prior to the Closing, the following shall occur:

(a)           Purchaser shall pay the Closing Cash Payment to the Stockholders (on a pro rata basis) by wire transfer in immediately available funds;

(b)           Purchaser shall have delivered to the Executives the certificate required to be delivered pursuant to Section 7.1(a) hereof;

(c)           The Stockholders shall deliver to Purchaser the certificates representing the Shares, endorsed in blank or accompanied by executed blank stock powers;

(d)           Each of the Executives shall deliver executed Employment Agreements and Non-compete Agreements;

(e)           The Company shall deliver to Purchaser a certificate of the Secretary of the Company certifying as to (i) the consent of the Company’s Board of Directors and the Stockholders authorizing this Agreement and the transactions contemplated hereby, (ii) the Company’s Certificate of Incorporation, and (iii) the Company’s bylaws, as amended (the “Secretary’s Certificate”)

(f)            The Company shall provide Purchaser with a certificate of good standing with respect to the Company (as to the Company’s corporate existence and its payment of Franchise Taxes) issued by the Secretary of State of the State of Delaware;

(g)           The Company shall have terminated the Company’s 2000 Stock Option Plan (the “Stock Option Plan”);

(h)           The Company and the Executives shall have terminated that certain Shareholders Agreement of the Company, entered into during the 2000 calendar year, by and among the Company and the Stockholders (the “Stockholders’ Agreement”);

(i)            The Company shall have terminated all of the Company Benefit Plans, if any;

(j)            The Company shall deliver to the Purchaser all of the Books and Records of the Company;

(k)           Each of David, James and Charles shall have delivered to Purchaser a resignation letter, in form and substance satisfactory to Purchaser, pursuant to which each of David, James and Charles shall have resigned as directors of the Company effective as of the Closing;

(l)            Each of David and James shall have delivered to Purchaser a resignation letter, in form and substance satisfactory to Purchaser, pursuant to which David shall have resigned as President and Treasurer of the Company and James shall have resigned a Secretary of the Company effective as of the Closing;

(m)           The Company, the Stockholders and the Company’s Board of Directors shall have taken all action necessary on the part of the Company, the Stockholders and the Company’s Board of Directors to appoint John Ueberroth and Jeffrey D. Thomas as directors of the Company effective as of the Closing;

(n)           The Company, the Stockholders and the Company’s Board of Directors shall have taken all action necessary on the part of the Company, the Stockholders and the Company’s Board of Directors to amend the Company’s bylaws to the reasonable satisfaction of Purchaser;

(o)           The Company and the Executives shall deliver to Purchaser the certificates required to be delivered pursuant to Section 7.2(a) and Section 7.2(b) hereof;

(p)           David and the Company shall have taken all action necessary on the part of David and the Company to assign all of David’s ownership rights in and to the domain names and URLs listed in Section 3.19 of the Company’s Disclosure Schedule to the Company;

(q)           The Company shall have taken all action necessary to qualify the Company to conduct business as a foreign corporation in the State of California; and

(r)            The Stockholders shall deliver, or cause the Company to deliver, to Purchaser any and all other assignments, documents, instruments and conveyances requested by Purchaser to effect the consummation of the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY AND THE EXECUTIVES

Except as disclosed in a document referring specifically to the representations and warranties in this Agreement which identifies by section number the section and subsection to which such disclosure relates (provided, however, that the Company shall be deemed to have adequately disclosed with respect to any section or subsection matters that are clearly described elsewhere in such document if a reasonably prudent reader can understand the applicability of such disclosure to such non-referenced sections or subsections and the Company has not intentionally omitted any required cross references) and is delivered by the Company to Purchaser prior to or simultaneous with the execution of this Agreement (the “Company’s Disclosure Schedule”), the Company and each of the Executives, jointly and severally, hereby represents and warrants to Purchaser as follows:

SECTION 3.1.  Organization and Good Standing.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power to own, lease and operate its assets, properties and business and to carry on its business as conducted during the twelve (12) month period prior to the date hereof, as now conducted and as proposed to be conducted; and is duly qualified or licensed to conduct business as a foreign corporation and is in good standing in every jurisdiction in which the nature of the Business or the location of its properties requires such qualification or licensing, except for such jurisdictions where the failure to so qualify or be licensed would not have any adverse effect on the enforceability of any of the Company’s Contracts or the Company’s ability to bring or defend lawsuits, or a Material Adverse Effect.  The Company’s Disclosure Schedule sets forth all jurisdictions in which the Company is qualified or licensed to conduct business as a foreign corporation.

SECTION 3.2.  Authority and Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Company Documents and perform its obligations hereunder and thereunder.  The execution and delivery by the Company of this Agreement and the other Company Documents and the performance by the Company of the Company’s obligations hereunder and thereunder have been duly authorized by all requisite corporate action on the part of the Company.  This Agreement and the other Company Documents have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Purchaser, constitute the legal, valid and binding agreements of the Company, enforceable against the Company in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 3.3.  Non-Contravention; Third Party Consents.  Except as set forth in the Company’s Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the other Company Documents do not and will not (a) violate, conflict with or result in the breach of any provision of the Certificate of Incorporation, bylaws or other charter documents of the Company, (b) conflict with or violate any Law or Governmental Order applicable to the Company, the Stockholders or any of their assets, (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment or acceleration of, or result in the creation of any Lien or other encumbrance on the Shares or the assets of the Company pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, license, permit or franchise to which the Company is a party or by which any of its assets is bound or affected, or (d) require the consent or notification of any third party under any note, bond, mortgage or indenture, contract, license, permit or franchise to which the Company or any of the Stockholders is a party or by which any of the Company’s assets is bound or affected (any such notices and consents being referred to collectively as the “Required Consents”).

SECTION 3.4.  Subsidiaries.  The Company does not own, directly or indirectly, any interest or investment (whether equity or debt) in any Person.

SECTION 3.5.  Capitalization.  The authorized capital stock of the Company consists of 10,000,000 shares of common stock, $0.001 par value per share, of which 975,555 shares of common stock are issued and outstanding, and 1,000,000 shares of preferred stock, $0.001 par value per share, of which no shares of preferred stock are issued and outstanding.  All such issued and outstanding shares are duly authorized, validly issued and outstanding, are fully paid and nonassessable, are not subject to any right or rescission or preemptive rights and have been offered and sold by the Company in full compliance with all registration or qualification requirements (or applicable exceptions therefrom) of applicable federal and state securities laws.  A list of all holders of outstanding securities of the Company and the number of shares held by each as of the date of this Agreement, is set forth in the Company’s Disclosure Schedule, and except for such issued and outstanding shares, there are no shares of capital stock or other securities or other equity interests of the Company issued or outstanding.  The Stockholders own all of the issued and outstanding capital stock of the Company.  There are no issued and outstanding warrants and options (under the Stock Option Plan or otherwise) to purchase or acquire any of the Company’s securities.  Except as indicated in the Company’s Disclosure Schedule:

(a)           there are no outstanding subscriptions, warrants, options, calls, agreements or commitments of any character relating to or entitling any Person to purchase or otherwise acquire any capital stock (including the Shares) or other securities or other equity interests of the Company;

(b)           the Company is not a party or subject to any agreement or understanding, and there is no agreement or understanding between any Persons that affects or related to the voting or giving of written consents with respect to an security or voting by a director of the Company;

(c)           there are no outstanding obligations or securities convertible into or exchangeable for shares of any capital stock (including the Shares) or other securities or other equity interests of the Company or any commitments of any character relating to or entitling any person to purchase or otherwise acquire any such obligations or securities; and

(d)           there are no other commitments of any kind or type for the issuance of any capital stock (including the Shares) or other securities or other equity interests of the Company.

SECTION 3.6.  Financial Statements and Condition.  The Company’s Disclosure Schedule sets forth (a) the unaudited balance sheet of the Company as of December 31, 2007, and the related statements of income and retained earnings and changes of financial position for the fiscal year then ended, (b) the unaudited balance sheet of the Company as of December 31, 2006, and the related statements of income and retained earnings and changes of financial position for the fiscal year then ended, and (c) the unaudited balance sheet as of February 29, 2008 (“Reference Balance Sheet”), and statements of income of the Company for the three (3) months ended March 31, 2008 (collectively, the “Financial Statements”).  Except as set forth on the Company’s Disclosure Schedule, the Financial Statements: (i) were prepared in accordance with the Books and Records of the Company and, to the Company’s Knowledge, in accordance with GAAP; (ii) fairly present the Company’s financial condition and the results of its operations as of the relevant dates thereof and for the periods covered thereby; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition and the results of operations covered by the Financial Statements; (iv) contain and reflect adequate provisions for all reasonably anticipate liabilities for applicable Taxes; and (v) with respect to contracts and commitments for the sale of goods or the provision of services by the Company, contain and reflect adequate reserves for all reasonably anticipated material losses and costs and expenses in excess of expected receipts.

(a)           No Undisclosed Liabilities.  Except for (i) those Liabilities specifically reflected or reserved against on the Reference Balance Sheet, (ii) those Liabilities otherwise disclosed in the Company’s Disclosure Schedule, and (iii) those Liabilities reflected on the Closing Balance Sheet, all of which were incurred by the Company since the date of the Reference Balance Sheet in the ordinary course of business and consistent with past practices in an amount not to exceed Twenty-Five Thousand Dollars ($25,000) in the aggregate (all such Liabilities other than: (w) all Taxes and fees payable for the period through and including the Closing Date with respect the Company’s failure to be qualified to conduct business in the States of California and Connecticut, as well as all penalties and interest with respect thereto (collectively, “Foreign Business Tax Liabilities”), (x) those Liabilities for Taxes payable for the Pre-Closing, including without limitation, Liabilities for Taxes (and any penalties or interest in connection therewith) in the States of California, New Jersey, Connecticut, Massachusetts and Missouri, (y) Tax withholding and any other Taxes and any penalties and interest payable in connection therewith payable to the State of California for the period through and including the Closing Date (“California Taxes”), and (z) all brokerage, finder’s, commitments or other fees or commissions in connection with this Agreement or the transactions contemplated hereby (“Broker’s Fees”); the foregoing being referred to collectively as the “Assumed Liabilities”), the Company does not have, as of the date hereof, any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, known or unknown, liquidated or unliquidated, accrued, absolute, contingent or otherwise, and whether or not of a kind required by GAAP to be set forth on a financial statement.

(b)           Accounts Receivable.  The Company’s Disclosure Schedule sets forth a complete and accurate schedule of the Accounts Receivable of the Company as of the date of the Reference Balance Sheet.  All Accounts Receivable of the Company accrued on the Reference Balance Sheet and all Accounts Receivable of the Company existing as of the date hereof resulted from valid sales in the ordinary course of business and were, and are, subject to no valid offsets or counterclaims.  Except as set forth in the Company’s Disclosure Schedule, all such Accounts Receivable were, and are, owned by the Company free and clear of any Liens.

(c)           Accounts Payable.  The Company’s Disclosure Schedule sets forth a true and correct aged list of all accounts payable of the Company as of the date of the Reference Balance Sheet in excess of Five Thousand Dollars ($5,000) to any one (1) payee.  Since the date of the Reference Balance Sheet all accounts payable of the Company have been incurred in the ordinary course of business and consistent with past practices.

(d)           Books of Account.  The books of account of the Company are stated in reasonable detail and accurately reflect in all material respects the transactions of the Company as required by GAAP.

SECTION 3.7.  Governmental Consents.  The execution, delivery and performance by the Company of this Agreement and the Company Documents do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority.

SECTION 3.8.  Brokers.  Except as described in the Company’s Disclosure Schedule, no Person is entitled to any brokerage, finder’s, commitment or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon any agreements or arrangements or commitments, written or oral, made by or on behalf of the Company or any of its Affiliates.

SECTION 3.9.  Properties, Contracts and Other Data.  The Company’s Disclosure Schedule contains a true and complete statement, listing and description of the following:

(a)           A schedule for the current fiscal quarter of all prepayments, prepaid expenses, advances to employees, credits from suppliers, deposits and the like (the “Prepayments”) as generated by the Company’s internal information systems in the ordinary course of business, as of the date set forth thereon, and showing each of the Prepayments having any book value on the Books and Records of the Company as of such date;

(b)           All material written or oral consulting, work for hire and independent contractor agreements with, or similar commitments to, authors, consultants and independent contractors of the Company to which the Company is a party or to which any of the Company’s assets may be subject;

(c)           All other existing written or oral agreements, contracts, certificates, licenses, leases, purchase orders, options, notes, guarantees, letters of credit, or other commitments to which the Company is a party, or to which any of the Company’s assets are subject, except (i) contracts or commitments otherwise listed in the Company’s Disclosure Schedule, (ii) other than work for hire agreements, contracts or commitments, or any related group of contracts or commitments, involving a liability, whether actual or contingent, of or to the Company of less than Seven Thousand Five Hundred Dollars ($7,500), and (iii) contracts for the purchase or sale of merchandise, goods or services entered into in the ordinary course of business consistent with its past practices the performance of which by the Company will extend either over a period of less than one (1) year from the date of such contract or are cancellable or terminable within one (1) year from the date of such contract without penalty;

(d)           All written or oral contracts or arrangements (unless the particular provision described below is expressly contained in another document otherwise identified in the Schedules hereto) to which the Company is a party or to which any of the Company’s assets are subject, which (i) contains any covenant not to compete, covenant of non-solicitation or similar restrictive covenant or otherwise significantly restricts the nature of the business activities in which the Company may engage or the customers, vendors or employees it may have, (ii) with respect to existing Accounts Receivable in excess of Five Thousand Dollars ($5,000), provides for the extension of credit on terms other than payment within ninety (90) days of invoice, (iii) provides for a guaranty by the Company, or (iv) contains a right of first refusal in favor of another Person;

(e)           The top ten (10) vendors and content providers of the Company ranked by aggregate purchases or revenue share during fiscal year ended December 31, 2007, together with the aggregate amounts spent with each such vendor during such fiscal year;

(f)           Any governmental permit, license or registration held by the Company; and

(g)           All insurance policies held by the Company.

Except as otherwise set forth in the Company’s Disclosure Schedule, no breach of, or default by the Company under any item referred to in the Company’s Disclosure Schedule in response to clauses (b), (c) and (d) above or under any Labor Agreement (each, a “Contract”) (or event which would, with the passage of time, notice or both, constitute a breach or default) has occurred, and each such Contract remains in full force and effect.

SECTION 3.10.  Absence of Differences from Schedules.  Except as is contemplated by this Agreement or as otherwise disclosed in the Company’s Disclosure Schedule:

(a)           No Material Adverse Change.  Since the date of the Reference Balance Sheet, except for (i) changes in the general economic climate in which the Company operates the Business, including without limitation the possible economic recession into which the United States may be entering and the current credit market disruptions), and (ii) changes contemplated or permitted by this Agreement or that relate to the execution of this Agreement or the transactions contemplated herein, including, without limitation, the fact that Purchaser will own and operate the Company following the Closing, there has not been:

(i)             any material event out of the ordinary course of business affecting the operations or financial condition of the Company;

(ii)            any material entry into, modification or termination by the Company of any Contract, other than in the ordinary course of business;

(iii)           any material casualty, damage, destruction or loss;

(iv)           any default or breach by the Company under any Contract;

(v)           any sale or other disposition of any asset of the Company having a net book value in excess of Five Thousand Dollars ($5,000), or any mortgage, pledge or imposition of any encumbrances on any asset of the Company, other than in the ordinary course of business and consistent with past practices;

(vi)           declaration or payment of dividends or other distribution to the Company’s stockholders or upon or in respect of any shares of its capital stock, or purchase, retirement or redemption any of the Company’s shares of capital stock or other securities;

(vii)          any material change made in executive compensation levels or in the manner in which the Company’s employees are compensated or in benefits provided to such employees;

(viii)         any change in the Company’s accounting methods, procedures or practices (including, without limitation, any change in depreciation or amortization policies or rates) or any revaluation of any of the Company’s assets;

(ix)           any entry by the Company into any transaction, contract or commitment other than in the ordinary course of its business and consistent with past practices;

(x)            any loss by the Company of one (1) or more clients that generated revenue in the 2007 and/or 2008 to the Company of more than Fifteen Thousand Dollars ($15,000), in the aggregate, or received notice of any impending loss; or

(xi)           any express or deemed Tax election by the Company, filing by the Company of any amended Tax Return, agreement to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes owed by the Company, entry by the Company into any closing agreement with respect to any Tax, any surrender by the Company of any right to claim a Tax refund, or any settlement or compromise by the Company regarding any liability with respect to Taxes.

(b)           Litigation.  The Company’s Disclosure Schedule sets forth an accurate and complete description of every pending or, to the Company’s Knowledge threatened, adverse claim, audit, dispute, governmental investigation, suit, action (including, without limitation, any non-judicial real or personal property foreclosure action), arbitration, legal, administrative or other proceeding of any nature, domestic or foreign, criminal or civil, at law or in equity, by or against or otherwise affecting the Company, the Business, or the Company’s operations, properties, financial conditions or prospects.  The Company has delivered to Purchaser copies of all relevant court papers and other documents relating to the matters referred to in the Company’s Disclosure Schedule, and the Company’s Disclosure Schedule also sets forth a description of the current status of each such matter.  Except as disclosed in the Company’s Disclosure Schedule:

(i)             no such matter or matters, if decided adversely to the Company, individually or in the aggregate, would or could reasonably be expected to have a Material Adverse Effect;

(ii)            the Company is not in default with respect to any Governmental Order by which it is bound or to which its property is subject and there exists no Governmental Order enjoining or requiring the Company to take any action of any kind with respect to the Business;

(iii)           neither the Company, nor any officer, director, stockholder or employee of the Company, has been permanently or temporarily enjoined by any Governmental Order from engaging in or continuing any conduct or practice in connection with the Company; and

(iv)           to the Company’s Knowledge, no basis exists for any claim, audit, investigation, suit or proceeding which, if decided adversely to the Company would or could reasonably be expected to have a Material Adverse Effect.

In addition, the Company’s Disclosure Schedule sets forth a description of any and all audits that were commenced or threatened against the Company, and resolved, settled or compromised during the period January 1, 2006 through the date of this Agreement, and the terms and conditions of such resolution, settlement or compromise.

(c)           Compliance with Laws.  The Company (i) has received no notice as yet unremedied of any violation of any Laws applicable to the Company or its operations or with respect to which compliance is a condition of engaging in the Business, (ii) is in compliance with all Laws, including without limitation, all Environmental Laws and Orders, and (iii) has all permits, licenses and other governmental authorizations necessary to conduct the Business as presently conducted and proposed to be conducted.

(d)           Title.  The Company at the Closing will have good and marketable title in and to all of the Company’s assets, free and clear of any and all Liens.

SECTION 3.11.  Taxes.

(a)           Except as set forth in the Company’s Disclosure Schedule, the Company has (i) duly and timely filed all Tax Returns required to be filed by the Company on or prior to the date hereof, which Tax Returns are true, correct and complete, and (ii) duly and timely paid all Taxes due and payable in respect of all periods up to and including the date hereof, and has made adequate provision on its Books and Records (including the Reference Balance Sheet) in accordance with GAAP for any such Tax which is not yet due.  Prior to the Closing Date, the Company shall provide Purchaser with a schedule which sets forth each Taxing jurisdiction in which the Company has filed or is required to file Tax Returns and a copy of such Tax Returns as have been requested by Purchaser.  Any Tax Returns filed subsequent thereto were consistent with the Tax Returns furnished to the Purchaser and did not make, amend or terminate any election with respect to any Tax or change any accounting method, practice or procedure.  The Company has complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over and reported all Taxes required to be withheld or collected by the Company on or before the date hereof.

Except as set forth in the Company’s Disclosure Schedule, (i) no Taxing Authority has asserted any adjustment that could result in an additional Tax for which the Company is or may be liable or that could result in a Lien on any of its assets which has not been fully paid or adequately provided for on the Reference Balance Sheet (collectively, “Tax Liability”), or which adjustment, if asserted with respect to another period, would result in any Tax Liability, (ii) there is no pending audit, examination, investigation, dispute, proceeding or claim (collectively, “Tax Proceeding”) relating to any Tax Liability and to the Company’s Knowledge, no Taxing Authority is contemplating such a Tax Proceeding and there is no basis for any such Tax Proceeding, (iii) no statute of limitations with respect to any Tax has been waived or extended (unless the period to which it has been waived or extended has expired), (iv) there is no outstanding power of attorney authorizing anyone to act on behalf of the Company in connection with any Tax Liability, Tax Return or Tax Proceeding relating to any Tax, (v) there is no outstanding closing agreement, ruling request, request to consent to change a method of accounting, subpoena or request for information with or by any Taxing Authority with respect to the Company, its income, assets or business, or any Tax Liability, (vi) the Company is not required to include any adjustment under Section 481 of the Code (or any corresponding provision of applicable Law) in income for any period ending after the date of the Reference Balance Sheet Date, (vii)  the Company is not and has never been a party to any Tax sharing or Tax allocation agreement, arrangement or understanding, (viii) the Company is not and has never been included in any consolidated, combined or unitary Tax Return, (ix) all taxable periods for the assessment or collection of any Tax Liability are closed by agreement or by operation of the normal statute of limitations (without extension) or will close by operation of the normal statute of limitations for such Taxes (in each case determined without regard to any omission, fraud or other special circumstance other than the timely filing of the Tax Return), (x) the Company will not be required to include any item of income, or exclude any item of deduction, for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) inter-company transactions or excess loss accounts described in Treasury regulations under Section 1502 of the Code (or any similar provision of applicable Law), (B) installment sale, open transaction or use of a completed contract method of accounting with respect to any transaction that occurred on or prior to the Closing Date, or (C) prepaid amount received on or prior to the Closing Date, and (xi) no Taxing Authority has ever asserted that the Company should file a Tax Return in a jurisdiction where it does not file.

(b)           The Company is not a party to any agreement, contract or arrangement for services that would result, individually or in the aggregate, in the payment of any amount that would not be deductible by the Company by reason of Section 162, 280G or 404 of the Code.  The Company is not a “consenting corporation” within the meaning of Section 341(f) of the Code (as in effect prior to the repeal of such provision).  The Company does not have any plan, arrangement or agreement providing for deferred compensation that is subject to Section 409A(a) of the Code or any asset, plan, arrangement or agreement that is subject to Section 409A(b) of the Code.  The Company does not have any “tax-exempt bond financed property” or “tax-exempt use property” within the meaning of Section 168(g) or (h), respectively, of the Code.  None of the assets of the Company is required to be treated as being owned by any other Person pursuant to the “safe harbor” leasing provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as in effect prior to the repeal of said leasing provisions.  The Company has never made or been required to make an election under Section 338 of the Code (except as required by this Agreement).  During the last two (2) years, the Company has not engaged in any exchange under which gain realized on the exchanged was not recognized under Section 1031 of the Code.  The Company has not constituted a “distributing corporation” or a “controlled corporation” under Section 355 of the Code in any distribution in the last two (2) years or pursuant to a plan or series of related transactions (within the meaning of Code Section 355(e)) with the transactions contemplated by this Agreement.  The Company is not and has never been a “personal holding company” (within the meaning of Code Section 542), a shareholder in a “controlled foreign corporation” (within the meaning of Code Section 957), in a “foreign personal holding company” (within the meaning of Code Section 552), or in a “passive foreign investment company” (within the meaning of Code Section 1297), or an owner in any entity treated as a partnership or disregarded entity for federal income Tax purposes.  The Company does not have and has never had a fixed place of business or permanent establishment in any foreign country.  None of the outstanding indebtedness of the Company constitutes indebtedness to which any interest deduction may be disallowed under Section 163(i), 163(l), 265 or 279 of the Code or under any other provision of applicable Law.  The Company has not been a “United States real property holding corporation” (within the meaning of Code Section 897(c)(2)) at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.  The Company has not entered into any “reportable transaction” (within the meaning of Code Section 6707A or Treasury Regulations Section 1.6011-4 or any predecessor thereof).  In the case of any transaction that could result in a “substantial understatement of income tax” (within the meaning of Code Section 6662(d)) if the claimed Tax treatment were disallowed, the Company has “substantial authority” (within the meaning of Code Section 6662(d)) for the claimed treatment, or in the case of a transaction other than a “tax shelter” (within the meaning of Code Section 6662(d)(2)(C)(ii)), has “adequately disclosed” (within the meaning of Code Section 6662(d)) the relevant facts affecting the tax treatment on its income Tax Return.

(c)           The Company elected to be treated as an S corporation for federal income Tax purposes as of January 1, 2006 and such election is effective for such Tax year and each Tax year thereafter up to and including the Closing Date.  The Company’s Disclosure Schedule sets forth each other jurisdiction for which the Company has an S election (or similar election) in effect, including the jurisdiction, the effective date of the election, the date of any termination of such election and the cause of such termination, and whether such election is still in effect.  Except as set forth in the Company’s Disclosure Schedule, there is no Tax Liability under Section 1363(d), 1374 or 1375 of the Code or any similar provision of applicable Law.  Prior to the effective time of the Closing, none of the Stockholders nor the Company shall take any action or fail to take any action which could result in the termination or revocation of any S election (or similar election).

SECTION 3.12.  Labor and Employment Matters.

(a)           Labor Matters.  There are, and during the past three (3) years there have been, no unfair labor practice complaints, labor strikes, arbitrations, disputes, work slowdowns or work stoppages pending or, to the Company’s Knowledge, threatened, between the Company and any of its employees, current or former.  Each employee of the Company is an “at-will” employee, and the employment of each such employee may be terminated immediately by the Company without liability, notice or severance, except as otherwise provided by statute or decisional authority.

(b)           Labor Agreements. The Company’s Disclosure Schedule sets forth a true and current list of all of the Labor Agreements of the Company, other than Company Benefit Plans.  The Company’s Disclosure Schedule also includes a true and complete schedule listing the names, total annual compensation, total accrued vacation and other fringe benefits of each person employed by the Company presently receiving compensation aggregating in excess of Twenty Five Thousand Dollars ($25,000) per year. Except as set forth in the Company’s Disclosure Schedule:

(i)             the Company does not have any employees; and

(ii)            the Company does not have any material labor relations problems.

(c)           Compliance with Labor Laws and Agreements.  Except as disclosed in the Company’s Disclosure Schedule, the Company has complied in all material respects with all of its Labor Agreements and all applicable Laws and Governmental Orders relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes and other sums as required by appropriate Governmental Authorities and has withheld and paid to the appropriate Governmental Authorities, or is holding for payment not yet due to such Governmental Authorities, all amounts required to be withheld from such employees of the Company and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. Without limiting the generality of the foregoing, the Company has complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Sections 601 through 608 of ERISA, the American Civil Disabilities Act of 1990, as amended, and the Family Medical Leave Act of 1993, as amended, and the regulations thereunder, and no material Tax payable on account of Section 4980B of the Code has been incurred with respect to any current or former employees (or their beneficiaries) of the Company. No present or former employee, officer or director of the Company has, or will have at the date hereof, any claim against the Company for any matter, including but not limited to (i) overtime pay for work done through the date hereof; (ii) wages or salary for the work done through the date hereof; (iii) vacation time off or pay in lieu of vacation time off for the period through the date hereof; (iv) any violation of any statute, ordinance or regulation relating to minimum wages or maximum hours, workplace conditions, or any other matter; or (v) injuries or other damages which are not fully covered by the Company’s insurance policies.  Except as disclosed in the Company’s Disclosure Schedule, there is no:

(i)             unfair labor practice complaint against the Company pending before the National Labor Relations Board or any state or local agency;

(ii)            labor grievance pending against the Company;

(iii)           pending representation question respecting the employees of the Company; or

(iv)           pending arbitration proceedings arising out of or under any collective bargaining agreement to which the Company is a party.

SECTION 3.13.  Employee Benefits.  Except as disclosed in the Company’s Disclosure Schedule, the Company does not currently have and has never had any employee benefit plans within the meaning of Section 3(3) of ERISA, any deferred compensation, bonus, stock option, restricted stock, incentive, profit sharing, retirement, savings, medical, health, life insurance, disability, sick leave, cafeteria or flexible spending, vacation, unemployment compensation, severance or change in control agreements, arrangements, programs, policies or plans and any other benefit arrangements or payroll practices (collectively, the “Company Benefit Plans”).   Except as disclosed in the Company’s Disclosure Schedule, the Company does not have and has never had any obligation to contribute or any other liability with respect to any Company Benefit Plans.

SECTION 3.14.  Real Property.  The Company has no ownership, leasehold and/or other interest in any Real Property and has never had an ownership, leasehold and/or other interest in any Real Property.

SECTION 3.15.  Contracts.  Except as disclosed in the Company’s Disclosure Schedule:

(a)           each Contract is the legal, valid and binding obligation of the other contracting party, enforceable against the other contracting party in accordance with terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law);

(b)           the Company has fulfilled all material obligations required pursuant to each Contract to have been performed by it prior to the date hereof, and to the Company’s Knowledge, the Company has the resources, capability and capacity to fulfill, when due, all its obligations under each Contract which remain to be performed after the date hereof; and

(c)           To the Company’s Knowledge, no other contracting party to any Contract has breached such Contract in any material respect within the twelve (12) month period prior to the date hereof.

SECTION 3.16.  Insurance.  The Company is not in default, nor has it ever been in default, with respect to any provision contained in any insurance policy of the Company or has failed to give any notice or present any claim under any such policy in due and timely fashion.  There are no outstanding unpaid claims under any such policy.  The Company has not received any notice of cancellation or non-renewal of any such policy.  No such policy is terminable or cancelable by the insurer by virtue of the consummation of the transactions contemplated herein.

SECTION 3.17.  Software.  Except as listed in the Company’s Disclosure Schedule, all software designs, programs, object code and source code that is not Open Source Software and that constitutes a part of or used in the operations of the Company or the development of the Intellectual Property of the Company (the “Company Software”) are owned solely by the Company or the Company has obtained a license of all rights necessary for such use.  Except for customer licenses for the Company Software listed in the Company’s Disclosure Schedule, no other Person has any right, title or interest in or to the Company Software, or in or to any part of the software designs, programs, object code or source code constituting a part of or used in the development of the Company Software.  Without limiting the generality of the foregoing:

(a)           Except as listed on the Company’s Disclosure Schedule, the Company does not use and has not used any open source, shareware or freeware code or any other freely available software (“Open Source Software”).  The Company is in full compliance with all licenses applicable to any Open Source Software that it uses or has used in the development of the Company Software.  Except as listed on the Company’s Disclosure Schedule, no Open Source Software is or has been used in, incorporated into, integrated or bundled with any the Company Software, or used in the development of the Company Software, and the Company has not made any derivative works, improvements, enhancements or modifications of or to any Open Source Software.

(b)           Neither the sale nor licensing of the Company Software is governed, in whole or in part, by the terms of any third party license (whether or not considered a license for Open Source Software).  No source code included in the assets of the Company has been contributed by the Company to open source development or is dedicated to the public domain or is required to be so contributed or dedicated.

(c)           The Company is not subject to any obligation (i) to dedicate to general public use, or to provide any form of public disclosure, with respect to any part of the source code underlying or related to the Company Software; (ii) to disclose or acknowledge or provide any attribution notice with respect to the use of any other Person’s Intellectual Property in connection with the Company Software; or (iii) to comply with any restriction on the commercial use, licensing or the sale of services using the Company Software, or any portion thereof.

(d)           All copyrights in and to the original works constituting the Company Software are solely and exclusively owned by the Company. No person has any moral or legal rights, title or interest in or to the Intellectual Property created by such Person for the benefit of the Company.

SECTION 3.18.  Tangible Personal Property.  The Company’s Disclosure Schedule sets forth (a) a description of each item of Tangible Personal Property owned by the Company having on the date hereof either a depreciated book value or estimated fair market value per unit in excess of Five Thousand Dollars ($5,000), or not owned by the Company but in the possession of or used by the Company and having rental payments therefor in excess of One Thousand Dollars ($1,000) per month or Twelve Thousand Dollars ($12,000) per year; and (b) a description of the owner of, and any Contract of the Company relating to the use of, each such item of Tangible Personal Property not owned by the Company and the circumstances under which such property is used.  Except as indicated in the Company’s Disclosure Schedule:

(i)             the Company has good and marketable title to each item of its Tangible Personal Property, free and clear of all Liens;

(ii)            no officer, director, stockholder or employee of the Company, nor Affiliate thereof, owns directly or indirectly, in whole or in part, any item of the Tangible Personal Property of the Company or has any other interest therein; and

(iii)           each item of Tangible Personal Property owned or used by the Company is in good operating condition and repair, usable in the ordinary course of business (ordinary wear and tear excepted).

SECTION 3.19.  Intellectual Property.  The Company’s Disclosure Schedule sets forth: (a) a true and accurate identification of each item comprising Company Intellectual Property, including each registered and unregistered fictitious business name, trademark, copyright, service mark, trade name, domain name, URL, web site and slogan, and each registration and application for any of the foregoing, constituting a part of the Intellectual Property of the Company; (b) a true and complete schedule of each statutory, common law and registered copyright, and each registration and application for any of the foregoing, constituting a part of such Intellectual Property; (c) a true and complete schedule of each patent and associated invention, industrial model, process and design, technical information, know-how and operating maintenance or other manual and each registration and application for any of the foregoing, constituting a part of such Intellectual Property; (d) each item of the Open Source Software and Company Software and associated documentation used in the business and operations of the Company other than “shrink wrap” software; (e) a true and complete list of all Contracts with respect to which the Company is a party either as licensee, licensor or owner of work made for hire relating to any item of such Intellectual Property; and (f) a true and complete list of all of persons with whom the Company has a contract for advertisements as of the date of this Agreement.  The Company has provided Purchaser with a current list of the Company’s subscribers.  The consummation of the transactions contemplated herein will not have a Material Adverse Effect on the usefulness of any item of such Intellectual Property.  Except as indicated in the Company’s Disclosure Schedule:

(a)           the Company is the owner of all right, title and interest in and to each item of its Intellectual Property, free and clear of all Liens;

(b)           all trademarks, service marks, patents, copyrights and other state, federal and foreign registrations and all applications therefor listed in the Company’s Disclosure Schedule are valid and in full force and effect and are not subject to any Taxes, maintenance fees or actions falling due within ninety (90) days after the date hereof

(c)           all the Open Source Software and Company Software used in the operation of the Business performs in reasonable compliance with the specifications therefor (including, without limitation, functional specifications) set forth in user manuals, promotional materials or license agreements;

(d)           accurate and complete copies of each trade secret constituting a part of the Company’s Intellectual Property, including without limitation, each related process or item of know-how or other technical data, and including as to each such trade secret, the specific location of each writing, computer program or other tangible medium contain its complete description, specifications, source codes, charts, procedures, manuals and other descriptive material relating to all versions of each item of the Company Software exist and have been made available to Purchaser;

(e)            there are no pending claims, actions, judicial or other adversary proceedings, disputes or disagreements involving the Company concerning any item of its Intellectual Property, and, to the Company’s Knowledge, no such action, proceeding, dispute or disagreement is threatened;

(f)            all current officers, authors and consultants of the Company (other than employees and consultants who have not been involved in developing any Intellectual Property of the Company and who have no managerial responsibilities) have executed and delivered to the Company agreements regarding the protection of proprietary information and the assignment to the Company of all Intellectual Property rights arising from the services performed for the Company by such Persons, and the Company has made available to Purchaser or its counsel copies of all such agreements;

(g)            to the Company’s Knowledge, no contractor or consultant of the Company is in violation of any term of any contractor or consultant Contract, patent disclosure agreement, non-competition agreement or any other Contract or restrictive covenant relating to the right of such Person to be employed or engaged by the Company or to use the Intellectual Property rights of others;

(h)            the Company has complied with all Contracts and licenses pursuant to which the Company is a licensee or distributor of Intellectual Property;

(i)             the Company has not modified or altered any of the content provided to the Company pursuant to any Contract or license related to Intellectual Property;

(j)             the Company has properly complied with all credit and formatting requirements with respect to the content provided to the Company pursuant to any Contract or license related to Intellectual Property; and

(k)            the Company owns all right, title and interest in and to, or has valid licenses pursuant to which the Company has the rights to display and disseminate, the content disseminated on the Company’s website.

SECTION 3.20.  Necessary Properties.  The Tangible Personal Property and Intellectual Property of the Company include all of the tangible personal properties and intangible personal properties necessary for the conduct of the Business as conducted during the twelve (12) month period prior to the date hereof, as presently conducted and as proposed to be conducted and include substantially all of those properties actually used in the conduct of such business during the twelve (12) month period prior to the date hereof.

SECTION 3.21.  Certain Interests.  No officer, employee, director or stockholder of the Company and no relative or spouse (or relative of such spouse) who resides with, or is a dependent of, any such officer, employee, director or stockholder and no Affiliates of the foregoing:

(a)            has any direct or indirect financial interest in any competitor, supplier or customer of the Company (other than record and beneficial ownership of not more than 5% of the outstanding capital stock of any such Person subject to the periodic and other reporting requirements of Section 13 or Section 15(d) of the Exchange Act);

(b)           holds any beneficial interest in any Contract of the Company;

(c)           owns, directly or indirectly, in whole or in part, or has any other interest in any tangible or intangible property which is necessary for the conduct of the Business; or

(d)           has any outstanding indebtedness for borrowed money to the Company.

SECTION 3.22.  Books and Records.  The Company has made all of its Books and Records available to Purchaser for its inspection, each of which is accurate and complete in all material respects.

SECTION 3.23.  Banking Facilities.  The Company’s Disclosure Schedule contains a true and complete list of:

(a)           each bank, savings and loan or similar financial institution in which the Company has an account or safety deposit box and the numbers of the accounts or safety deposit boxes maintained by the Company thereat; and

(b)           the names of all Persons authorized to draw on each such account or to have access to any such safety deposit box facility, together with a description of the authority (and conditions thereof, if any) of each such Person with respect thereto.

SECTION 3.24.  Delivery of Documents.  The Company has delivered to Purchaser true and complete copies of all agreements and documents referred to in the Company’s Disclosure Schedule.

SECTION 3.25.  Disclosure.  This Agreement (including all Exhibits and Schedules hereto) and the other agreements, documents and instruments contemplated to be executed or delivered by the Company in connection with this Agreement collectively do not contain any untrue statement of material fact regarding the Company; and such agreements, documents and instruments collectively do not omit to state any material fact necessary to make any of the representations, warranties or other statements or information contained therein not misleading.

SECTION 3.26.  No Third-Party Rights to Acquire the Company.  There is no outstanding option, right of first offer, right of first refusal or any other agreement or commitment of any kind or nature whatsoever that grants any Person the right to purchase or otherwise acquire in any manner a direct or indirect substantial equity interest in, or all or any substantial part of the assets or business of, the Company.

ARTICLE III-A

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS
REGARDING THE SHARES

Each Stockholder, individually, represents and warrants to Purchaser that:

SECTION 3-A.1            Title to Shares.  Such Stockholder has good and marketable title to the Shares to be transferred to Purchaser by such Stockholder, and upon consummation of the purchase contemplated herein, Purchaser will acquire from such Stockholder good and marketable title to such Shares, free and clear of any and all Liens.

SECTION 3-A.2            Authority to Execute and Perform Agreements.  Such Stockholder has the right, power and authority to enter into, execute and deliver this Agreement and all other Stockholder Documents and to transfer, convey and sell to Purchaser at the Closing the Shares to be sold by such Stockholder under the terms of this Agreement.  Sue A. Idleman is the duly authorized Executrix of the Estate of Lee H. Idleman and has full power and authority to enter into this Agreement and all other Company Documents to which the Idleman Estate is a party without the consent of, or notice to, any other Person or Governmental Authority.

SECTION 3-A.3            Enforceability.  This Agreement and all applicable Stockholder Documents have been duly and validly executed by such Stockholder and (assuming the due authorization, execution and delivery of Purchaser) constitute the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar applicable Laws affecting creditors’ rights generally or by general equitable principles affecting the enforcement of contracts.

SECTION 3-A.4            No Violation.  Neither the execution or delivery by the Stockholders of this Agreement or any of the other Stockholder Documents, nor the consummation by the Stockholders of the transactions contemplated herein or therein will (a) violate any applicable Law or Governmental Order, (b) constitute a default under, or give rise to any right of termination or acceleration of, or to a loss of any benefits of the Company under, any Contract of the Company, (c) result in the creation or imposition of any Lien upon any assets of the Company, or (d) result in the creation or imposition of any Lien upon the Shares.

SECTION 3-A.5            Adverse Agreements; Consents and Notifications.  Neither the execution or delivery by such Stockholder of this Agreement or any other Stockholder Document nor the consummation by such Stockholder of the transactions contemplated herein or therein require the consent or notification of any Person.

SECTION 3-A.6           No Adverse Litigation.  Such Stockholder is not a party to any pending litigation which seeks to enjoin or restrict such Stockholder’s ability to sell or transfer such Stockholder’s Shares hereunder, nor is any such litigation threatened against such Stockholder.  Furthermore, there is no litigation pending or threatened against such Stockholder which, if decided adversely to such Stockholder, could adversely affect such Stockholder’s ability to consummate the transactions contemplated herein.

SECTION 3-A.7            No Broker.  Except as described in the Company’s Disclosure Schedule, no Person is entitled to any brokerage, finder’s, commitment or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon any agreements or arrangements or commitments, written or oral, made by or on behalf of such Stockholder.

SECTION 3-A.8            Acquisition of Stock Consideration for Investment.  The Stock Consideration will be acquired by each Stockholder for investment purposes, for such Stockholder’s own account, not as a nominee or agent, and not with a view to the sale of distribution of any part of the Stock Consideration.  Each Stockholder agrees that such Stockholder will not sell or otherwise transfer the Stock Consideration unless the shares of stock which make up the Stock Consideration are registered under the Securities Act of 1933, as amended, or unless an exemption from registration is available.  Each Stockholder represents and warrants that such Stockholder is an “Accredited Investor,” as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Stockholders as follows:

SECTION 4.1.  Organization.  Purchaser is duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

SECTION 4.2.  Authority and Enforceability.  Purchaser has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  The execution and delivery by Purchaser of this Agreement and the performance by Purchaser of its obligations hereunder have been duly authorized by all necessary corporate action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 4.3.  Non-Contravention.  The execution, delivery and performance by Purchaser of this Agreement do not and will not (a) violate, conflict with or result in the breach, of any provision of the Certificate of Incorporation, bylaws or other charter documents of Purchaser, or (b) to Purchaser’s Knowledge, conflict with or violate any Law or Governmental Order applicable to Purchaser.

SECTION 4.4.  Brokers.  No Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

SECTION 4.5.  SEC Filings.  Purchaser has filed all required periodic reports on Forms 10-K and 10-Q and all required reports on Form 8-K with the U.S. Securities & Exchange Commission (“SEC”) since January 1, 2006 (the “Purchaser SEC Documents”).  As of their respective dates, and giving effect to any amendments thereto, (a) the Purchaser SEC documents complied in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the SEC promulgated thereunder, and (b) none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 4.6.  Consents.  The execution, delivery and performance by Purchaser of this Agreement do not and will not require any filing or registration with, or consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority.

SECTION 4.7.  Capitalization.  The authorized capital stock of Purchaser consists of (a) 50,000,00 shares of common stock, $0.01 par value per share, of which 19,129,441 shares are issued and outstanding as of March 24, 2008 , and (b) 2,000,000 shares of preferred stock, $0.01 par value per share, of which no shares are issued and outstanding as of the date hereof.  As of March 24, 2008, 1,692,771 shares of the Company’s common stock have been issued and/or are issuable in connection with grants of restricted stock and options to purchase shares of the Company’s common stock.

SECTION 4.8.  Financial Statements.  The financial statements of Purchaser (including, in each case, any notes thereto) included in the Purchaser SEC Documents were prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and except that unaudited statements do not contain footnotes in substance or form required by GAAP).

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.1.  Preservation and Conduct of Business.  From the date hereof through the Closing Date, the Company shall conduct the Business only in the ordinary course and consistent with past practices and shall use its best efforts (a) to preserve the Business intact, (b) to keep available to the Company the services of its present officers, employees, consultants, agents and independent contractors, (c) to pay its current obligations in a manner consistent with its past practices, and (iv) to preserve for the benefit of Purchaser the goodwill of its customers, licensees, advertisers, suppliers and others having business relations with it.

SECTION 5.2.  Covenants.  Without limiting the foregoing, from and after the execution of this Agreement through the Closing Date:

(a)           Affirmative Covenants.  The Company shall:

(i)           (A) maintain its assets in the ordinary course of its business consistent with its past practices in good operating order and condition, reasonable wear and tear, damage by fire and other casualty excepted, (B) promptly repair, restore or replace assets in the ordinary course of its business consistent with its past practices, and (C) upon any damage, destruction or loss to any of its assets, apply any and all insurance proceeds received with respect thereto to the prompt repair, replacement and restoration thereof to the condition of its assets before such event;

(ii)            comply in all material respects with all applicable Laws and all Governmental Orders;

(iii)           promptly notify Purchaser of any lawsuits, claims, proceedings or investigations which after the date hereof are threatened or commenced against the Company or any officer, director, employee, manager, consultant, independent contractor, stockholder, agent or member thereof, in their capacities as such, which, if decided adversely, would or could reasonably be expected to have a Material Adverse Effect;

(iv)           collect all Accounts Receivable of the Company existing as of the date of the Reference Balance Sheet in the ordinary course of business and retain any all cash collected from such Accounts Receivable in the Company’s bank accounts for the benefit of Purchaser; and

(v)           promptly notify Purchaser in writing of any other action, event, condition or circumstance, or group of actions, events, conditions or circumstances, that results in, or could reasonably be expected to result in, a Material Adverse Effect, other than changes in general economic or industry conditions.

(b)           Negative Covenants.  Without Purchaser’s prior written consent, except as is contemplated by this Agreement in which case the consent of Purchaser is not required, the Company shall not:

(i)             merge or consolidate with any other Person, acquire control of all or substantially all of the assets of any other Person, or take any steps incident to, or in furtherance of, any of such actions, whether by entering into an agreement or otherwise;

(ii)            purchase, lease, license or otherwise acquire any material amount of rights or assets from any other Person other than in the ordinary course of its business and consistent with its past practices;

(iii)           change the terms and conditions (including without limitation, with respect to price or acceleration of vesting) of any outstanding options, warrant and/or other securities;

(iv)           amend its Certificate of Incorporation, bylaws or other charter documents;

(v)           sell, assign, lease, license, transfer or otherwise dispose of, or mortgage, pledge or encumber any material amount of its assets other than in the ordinary course of its business consistent with its past practices;

(vi)           issue or sell any shares of its capital stock or any other of its securities, or issue, grant or create any warrants, obligations, subscriptions, options, convertible securities, stock appreciation rights or other commitments to issue shares of its capital stock;

(vii)          hire any new employees or increase salaries or other employee benefits with respect to existing employees; provided, that, the Company may hire two (2) managing writers in accordance with the terms previously disclosed to Purchaser;

(viii)         make or commit to make any capital expenditure if, after giving effect thereto, the aggregate of capital expenditures made or committed to be made after the date of this Agreement would exceed Twenty Five Thousand Dollars ($25,000), except for commitments and payments to writers and editors in the ordinary course of business; which will not exceed Twenty Five Thousand Dollars ($25,000) in the aggregate;

(ix)           create, incur, assume, or guarantee any indebtedness for borrowed money or enter into any “keep well” or other agreement to maintain any financial statement condition, in each case other than in the ordinary course of its business consistent with past practices;

(x)            amend or terminate any Contract of the Company or any material license or permit to which it is a party, or relinquish any Contract of the Company or any material license or permit to which it is a party or waive, release or assign any material rights or claims thereunder;

(xi)           commit a material default under any term or provision of, or suffer or permit to exist any condition or event which, with notice or lapse of time or both, would constitute a material default by it under, any Contract of the Company or any material licenses or permits;

(xii)          dispose of or permit to lapse any rights to the use of any Intellectual Property of the Company or dispose of or disclose any Intellectual Property of the Company not a matter of public knowledge, except for dispositions and lapses which, in the aggregate, do not have a Material Adverse Effect;

(xiii)         take any action which could reasonably be expected to have a Material Adverse Effect;

(xiv)         make any changes in any accounting policies, procedures or practices customarily followed by it (other than changes required by GAAP);

(xv)          except as set forth on the Company’s Disclosure Schedule, make any declaration or payment of dividends or any other distribution to the Company’s stockholders or upon or in respect of any shares of its capital stock, or purchase, retire or redeem any of the Company’s shares of capital stock or other securities;

(xvi)         change any Tax election of Company, amend any Tax Returns filed by the Company, enter into any agreement to extend or waive the statute of limitations with respect to the assessment or determination of any Taxes owed by the Company, enter into any closing agreement with respect to any Tax, surrender any right to claim a Tax refund, or settle or compromise any liability with respect to Taxes; or

(xvii)        agree to do any of the things described in the preceding clauses (i)-(xvi).

SECTION 5.3.  Access to Information.

(a)           From the date hereof until the Closing, the Company shall afford the employees, authorized agents and representatives of Purchaser, at Purchaser’s sole cost and expense, with reasonable access, during normal business hours and upon reasonable advance written notice, to the facilities from which the Company is operated and the Books and Records of the Company, as Purchaser reasonably deems necessary or advisable, and to those employees of the Company to whom Purchaser reasonably requests access.  All information obtained by Purchaser and its employees, agents and representatives pursuant to this Section 5.3 shall be deemed to be Confidential Information and shall be kept confidential.

(b)           In order to facilitate the resolution of any claims made by or against or incurred by the Company prior to or after the Closing or for any other reasonable purpose, for a period of four (4) years after the Closing (or, with respect to any Books and Records of the Company necessary for the preparation and filing of any Tax Returns, reports or forms or the defense of any Tax audit, claim or assessment, until one hundred eighty (180) days after the expiration of the applicable statute of limitations period (including extensions thereof)), Purchaser shall (i) retain the Books and Records of the Company relating to periods prior to the Closing in a manner reasonably consistent with the prior practice of the Company and (ii) upon reasonable notice, afford the Stockholders and the Stockholders’ agents and representatives reasonable access (including the right to make photocopies, at the Stockholders’ sole cost and expense), during normal business hours and upon reasonable advance written notice, to such Books and Records; provided, that, the Stockholders shall reimburse Purchaser promptly upon demand for all out-of-pocket expenses incurred by Purchaser in connection therewith.

SECTION 5.4.  Regulatory and Other Authorizations and Notices and Consents.

(a)           Each of the Parties shall use their reasonable best efforts to obtain all permits, authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and will cooperate fully with the other Parties in promptly seeking to obtain all such permits, authorizations, consents, orders and approvals.  Each of the Parties agrees to use their reasonable best efforts to contest any Action seeking to restrain, enjoin or alter the transactions contemplated by this Agreement and to avoid the imposition of such restraint, injunction or alteration, and if any such Governmental Order has been granted, to use their reasonable best efforts to have such Governmental Order vacated or lifted.

(b)           The Company shall give such notices to third parties (other than Governmental Authorities) and use its reasonable best efforts to obtain such third party consents that may be or become necessary for the Company’s execution and delivery of, and the performance of the Company’s obligations pursuant to, this Agreement.  Purchaser shall cooperate and use all commercially reasonable efforts to assist the Company in giving such notices and obtaining such consents.

SECTION 5.5.  Notice of Changes.  Prior to the Closing, each of the Parties shall, promptly after obtaining knowledge of the occurrence (or non-occurrence) of any event, circumstance or fact arising subsequent to the date of this Agreement which would result in the failure to satisfy any of the conditions set forth in Article VII give notice thereof to the other Parties.

SECTION 5.6.  Books and Records.  At or immediately prior to the Closing, the Company and the Executives shall deliver or cause to be delivered to Purchaser all of the Books and Records of the Company.

SECTION 5.7.  Expenses.  Whether or not the transactions contemplated hereby are consummated, except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Stockholders with respect to those costs and expenses incurred by the Company and the Stockholders and by Purchaser with respect to those costs and expenses incurred by Purchaser.

SECTION 5.8.  Benefit Plan Matters.  With respect to each Company Benefit Plan, the Company shall take the following actions: (a) adopt resolutions and take such other actions as are required by such Company Benefit Plan to terminate the Company Benefit Plan effective immediately prior to the Closing Date; (b) cease contributions under the Company Benefit Plan effective as of the Closing Date; and (c) file with the U.S. Internal Revenue Service such forms as may be required by applicable Law to terminate such Company Benefit Plan.  Such resolutions, actions and filed forms shall be in a form satisfactory to Purchaser.

SECTION 5.9.  Employment Matters.

(a)           Continued Employment.  From the Closing Date, Purchaser (through the Company) shall continue to employ each of the employees of the Company listed on Appendix 2 attached hereto (the “Transferred Employees”), which Appendix 2 sets forth the position and salary of each of the Transferred Employees.  Each of the Company and the Executives shall cooperate and assist Purchaser in the employment of the Transferred Employees.  Each of the Transferred  Employees shall be employed in the same position and at the compensation level as is set forth opposite such Transferred Employee’s name on Appendix 2 attached hereto.

(b)           Termination of Employees. The Executives, jointly and severally, shall be responsible for any Losses related to employee terminations before or as of the Closing including without limitation, those related to severance expenses and payments, COBRA costs and expenses and claims arising under the WARN Act, if any.

(c)           Accrued Vacation.  Effective as of the Closing Date, the obligation to provide the accrued and unused vacation for the current fiscal year of the Transferred Employees shall be transferred to and assumed by Purchaser (through the Company), and Purchaser (through the Company) shall recognize and provide all such accrued and unused vacation for the current fiscal year with respect to such Transferred Employees.

SECTION 5.10.  Resignations; Appointments.  Effective as of the Closing:

(a)           Each of David, James and Charles shall have resigned as directors of the Company and all action necessary on the part of the Company, the Stockholders and the Company’s Board of Directors to appoint John Ueberroth and Jeffrey D. Thomas shall have been taken; and

(b)           David shall have resigned as President and Treasurer of the Company and James shall have resigned a Secretary of the Company.

SECTION 5.11.  Employment Agreements.  On the Closing Date, Purchaser and each of the Executives shall execute and deliver the Employment Agreement, substantially in the form set forth on Exhibit A attached hereto (collectively, the “Employment Agreements”).  The Employment Agreements shall set forth the terms and conditions governing the Company’s employment of the Executives after the Closing Date.

SECTION 5.12.  Non-compete Agreements.  On the Closing Date, Purchaser and each of the Executives shall execute and deliver the Non-compete Agreement, substantially in the form set forth on Exhibit B attached hereto (collectively, the “Non-compete Agreements”).

SECTION 5.13.  Termination of Options and Stock Option Plan.  Effective as of the Closing, the Company shall have terminated all options and/or warrants to purchase the capital stock or other securities of the Company (collectively, “Options”) and the Stock Option Plan.

SECTION 5.14.  Termination of Stockholders’ Agreement.  Effective as of the Closing, the Company and the Executives shall have terminated the Stockholders’ Agreement.

SECTION 5.15.  Intentionally Deleted.

SECTION 5.16.  Risk of Loss.  The Company hereby assumes all risk of loss, damage and destruction to all or any part of the Company’s assets until the Closing Date from any cause whatsoever, whether or not the Company is insured therefor, including, but not limited to, fire, flood, accident, acts of God, earthquake, insurrection, riot, or other causes commonly referred to as force majeure events.  The Company further assumes all risk until the Closing Date of any Material Adverse Effect from any cause whatsoever.

SECTION 5.17.  No Solicitation or Negotiation.  Unless and until this Agreement is terminated, neither the Company (or its directors) nor the Stockholders shall initiate or solicit, directly or indirectly, any inquiries or the making of any offer or proposal that constitutes or could be reasonably expected to lead to an Alternative Proposal from any Person, or engage in negotiations or discussions relating thereto or accept any Alternative Proposal, or make or authorize any statement, recommendation or solicitation in support of any Alternative Proposal.  Unless proscribed by duties of confidentiality, the Company and the Stockholders shall notify Purchaser orally and in writing of the receipt of any such inquiries, offers or proposals (including the terms and conditions of any such offer or proposal, the identity of the Person making it and a copy of any written Alternative Proposal), as promptly as practicable and in any event within forty-eight (48) hours after the receipt thereof, and shall keep Purchaser informed of the status and details of any such inquiry, offer or proposal.  The Company (and its directors) and the Stockholders shall immediately terminate any existing solicitation, activity, discussion or negotiation with any Person hereafter conducted by the Company (and its directors) and the Stockholders.

SECTION 5.18.  Confidentiality.  Subject to any obligation to comply with any applicable Law, any rule or regulation of any authority or securities exchange or any subpoena or other legal process to make information available to the Persons entitled thereto, from and after the date hereof, all confidential information (as defined below) obtained by either Party about the other or its Affiliates and all of the terms and conditions of this Agreement shall be kept in confidence by each Party, and each Party shall cause its Affiliates, stockholders, members, partners, directors, officers, managers, employees, agents and attorneys to hold such information confidential.  For purposes of this Agreement, “Confidential Information” is any information provided by any Party or such Party’s representatives (“Disclosing Party”) to the other Parties or their representatives (“Receiving Party”) before or during the term of this Agreement, either directly or indirectly in writing, electronically, orally, by inspection of tangible objects, or any other form, that the Disclosing Party has identified to the Receiving Party as confidential or which, under the circumstances surrounding disclosure ought to be treated as confidential by the Receiving Party, including without limitation information that relates to the business, productions, processes and services of the Disclosing Party, including but not limited to, information related to products, services, customers, suppliers, processes, market opportunities, business plans, affairs, operations, systems, computer software in source code and object code form, documentation, procedures, the existence of and terms of certain agreements, processes and/or intellectual property, products under development, purchasing, accounting, information technology, marketing, pricing, and lists of employees and customers.  The term “Confidential Information” shall be deemed to include, in addition to the information described above, all notes, analyses, compilations, studies, interpretations or other documents prepared by the Receiving Party which contain, reflect or are based upon, in whole or in part, the Confidential Information furnished to the Receiving Party pursuant hereto.  The term Confidential Information shall exclude information: (a) received from a third party provided that such source is not known by the Receiving Party to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Disclosing Party; (b) which is or becomes known to the public other than through the breach of this Agreement; (c) which was within the Receiving Party’s possession prior to its being furnished to the Receiving Party by the Disclosing Party pursuant to this Agreement; (d) is independently developed by the Receiving Party without reference to the Confidential Information, provided such independent development can reasonably be proven by Receiving Party through a written record; or (d) is publicly disclosed or no longer considered Confidential Information by the Disclosing Party.  In the event any Party becomes legally compelled to disclose any such Confidential Information, it shall promptly provide the other Parties with written notice of such requirement so that it may seek a protective order or other remedy or waive compliance with this Section 5.18.  If this Agreement is terminated for any reason, each Party shall return or cause to be returned to the other all Confidential Information, including all written data, information, files, records and copies of documents, worksheets and other materials obtained by that Party in connection with this Agreement.

SECTION 5.19.  Further Action.  Each of the Parties shall use such Party’s reasonable best efforts to take, or cause to be taken, all appropriate actions, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to consummate the transactions contemplated by this Agreement.

SECTION 5.20.  Additional Tax Liability.  If and only if, as a result of the Election, the Stockholders (on behalf of themselves or the Company for a Pre-Closing Period) file a federal or state tax return under which the Stockholders and/or the Company are required to pay additional Tax Liability for the Tax year in which the Closing occurs, Purchaser shall pay such increase in Tax Liability (“338 Tax”) up to an amount not to exceed Eight Hundred Thousand Dollars ($800,000) in the aggregate, which Tax Liability shall be paid by the Stockholders and/or the Company (for a Pre-Closing Period) directly to the relevant Taxing Authority upon such Tax Liability becoming due and payable.  In the event the 338 Tax exceeds Eight Hundred Thousand Dollars ($800,000) in the aggregate, Purchaser shall first pay any 338 Tax due on behalf of the Company and then any 338 Tax due on behalf of the Stockholders.  For clarity, the additional Tax Liability (subject to the foregoing Liability cap) shall be an amount equal to the difference between (i) the Tax payable by the Stockholders and by the Company as a result of the Election and (ii) the Tax that would have been payable by the Stockholders and by the Company if the Election had not been made. The Executives (on behalf of the Stockholders) shall provide Purchaser with a tax opinion from an independent certified public accounting firm stating the extent of such 338 Tax, which tax opinion shall set forth the computation of the 338 Tax in reasonable detail. The Stockholders shall provide Purchaser with access to their Tax information related to the Election to enable Purchaser to determine the 338 Tax and review the tax opinion. Unless within sixty (60) days of delivery of such tax opinion by the Executives to Purchaser the Executives shall have received a written objection from Purchaser to such tax opinion, then such tax opinion shall be considered the final tax opinion with respect to this matter. If, within such sixty (60) day period, the Executives receive a written objection from Purchaser to such tax opinion, then the Executives (on behalf of the Stockholders) and Purchaser shall attempt to reconcile their differences diligently and in good faith and any resolution by them shall be final, binding and conclusive on all Parties. If the Executives and the Purchaser are unable to reach a final resolution within thirty (30) days of the Executives’ receipt of the Purchaser’s written notice, the Executives and the Purchaser shall submit such dispute for resolution to an independent tax accounting firm mutually appointed by the Executives and the Purchaser (the “Independent Tax Firm”), which, acting as experts, shall determine and report to the Parties, within fifteen (15) days after their appointment, the 338 Tax and such determination shall be final, binding and conclusive on the Parties. The fees and disbursements of the Independent Tax Firm shall be shared equally by the Stockholders, on the one hand, and the Purchaser, on the other hand. The Company (prior to Closing) and Stockholders agree that from and after the execution of this Agreement, none of them will take any action (other than filing the required Tax Return) which would result in an increase in such Tax Liability.  Any 338 Tax payments shall treated by the Parties as additional Purchase Price.

SECTION 5.21.  Section 338(h)(10) Election.

(a)           Neither the Stockholders nor the Company shall take any action (or fail to take any action) that would prohibit the Stockholders from making an Election with respect to the sale of the Shares pursuant to this Agreement.

(b)           Purchaser and each Stockholder shall duly and timely make a joint election pursuant to Section 338(h)(10) of the Code, and Treasury Regulation Section 1.338(h)(10)-1, and any comparable election under applicable state or local Tax law (collectively, the “Elections”) with respect to the sale of the Shares pursuant to this Agreement.  At the Closing Date, with respect to the federal Election, Purchaser and each Stockholder shall mutually prepare, execute and file a Form 8023 (with all attachments) and Forms 8883 (with respect to that part of the Purchase Price paid at the Closing).  Purchaser and each Stockholder shall each duly and timely file (or cause to be filed) the respective supplemental Forms 8883 in connection with such sale as and when required and shall promptly furnish a copy of such Forms 8883 to the other promptly after filing.  In addition, Purchaser and each Stockholder shall, as promptly as practicable following the Closing Date, cooperate with each other to take all actions necessary and appropriate (including filing such additional forms, returns, elections, schedules and other documents as may be required) to effect and preserve timely Elections in accordance with the provisions of Code Section 338(h)(10) and Treasury Regulations Section 1.338(h)(10)-1 and any comparable provision of applicable Law for such sale.

(c)           In connection with the Elections, Purchaser and the Executives (on behalf of all of the Stockholders) shall mutually determine, as promptly as reasonably practicable following the Closing, the Aggregate Deemed Sales Price and Adjusted Grossed-Up Basis (in each case, as defined under the applicable Treasury Regulations), or other amounts required under applicable Law with respect to the sale of the Shares pursuant to this Agreement.  After thorough analysis and arms’ length negotiations between the applicable Parties, such Parties agree that the Aggregate Deemed Sales Price and Adjusted Grossed-Up Basis (and any other amount required to be determined under applicable Law) (in each case as defined under the applicable Treasury Regulations or applicable Law) shall be allocated among the assets of the Company as set forth in Appendix 3.

(d)           The Parties agree that that the Purchase Price is for payments from the sale of stock of a corporation, subject to the effect of the Election.  No amount of the Purchase Price is, or shall be considered to be, payment for the services of the Stockholders, Executives, or any other Person, and the Purchase Price is the only amount paid to Stockholders under this Agreement related to the sale of the Shares.

(e)           Purchaser and each Stockholder (i) shall be bound by the allocations described in this Section 5.21 for all purposes, including determining any Taxes, (ii) shall prepare and file all Tax Returns, including Forms 8883, in a manner consistent with such allocations, and (iii) shall not take (or permit any Affiliate to take) any position inconsistent with the Election or such allocation, in any Tax Return, any proceeding before any Taxing Authority or otherwise.  In the event the allocation is disputed by any Taxing Authority, the Party receiving notice of such dispute shall promptly notify and consult with the other Parties concerning resolution of such dispute, and shall keep the other Parties apprised of the status of such dispute and the resolution thereof.

SECTION 5.22.  Tax Matters.

(a)           The Executives shall prepare or cause to be prepared and file or cause to be filed on a timely basis all Tax Returns with respect to the Company for taxable periods ending on or prior to the Closing Date.  Such Tax Returns shall be true, correct and complete, shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding periods and shall not make, amend, revoke or terminate any election or change any accounting practice or procedure without Purchaser’s consent.  The Executives shall give a copy of each such Tax Return to Purchaser with sufficient time for its review and comment prior to filing.  The Executives shall cause the Company to timely pay Taxes shown due and owing on such Tax Returns.  The Executives shall cause the Company to duly and timely pay all Taxes required to be paid by the Company on or before the Closing Date.

(b)           From and after the Closing Date, Purchaser shall not file (or permit the Company to file) any amended Tax Return, carryback claim or other adjustment with respect to any Tax period of the Company ending on or before the Closing Date, without the Executives’ consent, which consent shall not unreasonably be withheld, delayed or conditioned.

(c)           The Executives shall cause to be prepared and filed (the cost and expense of which shall be borne by the Stockholders on a pro rata basis) with the applicable Governmental Authority, as soon as is reasonably practicable, but in any event within ninety (90) days after the Closing Date: (i) an application of Relief from Contract Voidability and all Tax Returns for the State of California with respect to the Company (including without limitation, as a result of the Company being an S Corporation) for taxable periods ending on or prior to the Closing Date; (ii) all Tax Returns which were required to be filed on the part of the Company (including, without limitation, as a result of the Company being an S Corporation, if applicable) in the State of Connecticut; and (iii) all Tax Returns which were required to be filed on the part of the Company (including without limitation, as a result of the Company being an S Corporation, if applicable) in the State of New Jersey.  Such application and Tax Returns shall be true, correct and complete, and such Tax Returns shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding periods and shall not make, amend, revoke or terminate any election or change any accounting practice or procedure without Purchaser’s consent.  The Executives shall give a copy of such application and Tax Returns to Purchaser with sufficient time for its review and comment prior to filing.  The Executives shall cause the Stockholders (on a pro rata basis) to pay all Taxes shown due and owing by the Company on such Tax Returns within such ninety (90) day period.

SECTION 5.23.  Release.  In consideration of the payment of the Purchase Price to the Stockholders, effective as of the Closing Date, each of the Stockholders hereby releases and discharges the Company, Purchaser, Purchaser’s Affiliates, and each of their respective, stockholders, members, managers, officers, directors, employees, agents and attorneys, from any and all claims, contentions, demands, causes of action at law or in equity, debts, Liens, agreements, notes, obligations or Liabilities of any nature, character or description whatsoever, whether known or unknown, which they or either of them may now or hereafter have against any such Persons by reason of any matter, event, thing or state of facts occurring, arising, done, omitted or suffered to be done prior to the Closing Date.

Each of the Stockholders hereby acknowledges and represents that such Stockholder has been advised by such Stockholder’s attorney of record, and is familiar with, Section 1542 of the Civil Code of the State of California, which presently provides as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

Each of the Stockholders hereby waives and relinquishes any and all rights and benefits under Section 1542 of the Civil Code of the State of California or any similar statute of any other state (as applicable) as now worded and as it may from time to time hereafter be amended.

SECTION 5.24.  Dispute Assistance.  Each of the Executives agrees that in the event of any dispute with respect to the business or operations of the Company arising out of events which occurred prior to the Closing, such Executive shall cooperate with Purchaser, in the resolution of such dispute, including, without limitation, making appearances in any litigation which may result therefrom; provided, however, this agreement by the Executives to cooperate shall not be deemed an acceptance by the Executives of any liability arising from such dispute, as to which the other provisions of this Agreement shall control.

SECTION 5.25.  Amendment to Company’s Bylaws.  On or before Closing, the Company, the Stockholders and the Company’s Board of Directors shall have taken all action necessary on the part of the Company, the Stockholders and the Company’s Board of Directors to amend the Company’s bylaws to the reasonable satisfaction of Purchaser.

SECTION 5.26.  Foreign Business Qualification.  On or before Closing, the Company shall have taken all action necessary to qualify the Company to conduct business as a foreign corporation in the State of California.

SECTION 5.27. Assignment of Domain Names.  On or before Closing, David and the Company shall have taken all action necessary on the part of David and the Company to assign all of David’s ownership rights in and to the domain names and URLs listed in Section 3.19 of the Company’s Disclosure Schedule to the Company.

SECTION 5.28.Inventions Assignment Agreement.  Prior to the Closing, the Stockholders shall, and the Company shall cause each of the Company’s employees, consultants and independent contractors listed on Appendix 4 attached hereto to, execute and deliver to the Company an Inventions Assignment Agreement, in form and substance satisfactory to the Purchaser (the “Inventions Assignment Agreement”).

ARTICLE VI

INDEMNIFICATION

SECTION 6.1.  General Indemnification by the Stockholders.  Each of the Stockholders, severally and not jointly, shall indemnify, defend and hold harmless Purchaser and its Affiliates and their respective officers, directors, managers, stockholders, employees, agents and representatives (each, a “Purchaser Indemnified Party”) from any and all Losses directly suffered that arise out of or relate to: (a) any breach of any representation and warranty of such Stockholder made in Article III-A of this Agreement; (b) any breach of any covenant or agreement of such Stockholder contained in this Agreement or in any other Stockholder Document; and/or (c) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, legal fees and expenses, incurred in enforcing this indemnity (provided, that, if there is a disagreement among the Parties as to a Party’s indemnification obligation, then only to the extent a court of competent jurisdiction determines such Party is obligated to indemnify the other Party or Parties).

SECTION 6.2.  General Indemnification by the Company and the Executives and the other Stockholders.  The Company and each of the Executives, jointly and severally, and Charles and the Idleman Estate, jointly and not severally, shall indemnify, defend and hold harmless each Purchaser Indemnified Party from any and all Losses directly suffered that arise out of or relate to: (a) any breach of any representation, warranty, covenant or agreement of the Company and/or the Executives contained in this Agreement or in any other Company Document; (b) any litigation, arbitration, governmental investigation, suit, action or other proceeding referred to in the Company’s Disclosure Schedule; (c) any and all Franchise Taxes allocable to the operation of the Company for any period through and including the Closing Date; (d) the termination of any of the Company’s employees, if any, in connection with or incident to the transactions contemplated hereby, whether such termination is initiated by the Company or otherwise, including severance payments, WARN Act liabilities and COBRA costs related to such employees; (e) the termination of the Company Benefit Plans, if any; (f) the failure on the part of the Company to maintain any worker’s compensation insurance for the period through and including the Closing Date; (h) the Broker’s Fees; (i) any debt, liability or obligation of the Company (other than the Assumed Liabilities), direct or indirect, fixed, contingent or otherwise, now or as of the Closing known or unknown, and whether or not then due or payable, which exists at or as of the Closing or which arises after the Closing but which is based upon or arises from any act, omission, transaction, circumstance, sale of goods or services, Contracts to which the Company is or was a party, state of facts or other condition which occurred or existed on or before the Closing; (j) Foreign Business Tax Liabilities; and/or (k) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, legal fees and expenses, incurred in enforcing this indemnity (provided, that, if there is a disagreement among the Parties as to a Party’s indemnification obligation, then such amounts shall be payable only to the extent incurred following the determination by a court of competent jurisdiction that such Party is obligated to indemnify the other Party or Parties); provided, however, that the Executives, jointly and not severally, shall indemnify, defend and hold harmless each Purchaser Indemnified Party from any and all Losses directly suffered that arise out of or relate to (y) the Company’s knowing and willful infringement (as determined by a court of competent jurisdiction) of the Intellectual Property rights of third parties as such is based on the Knowledge of the Company, and/or (z) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, legal fees and expenses, incurred in enforcing such indemnity (provided, that, if there is a disagreement among the Parties as to a Party’s indemnification obligation, then such amounts shall be payable only to the extent incurred following the determination by a court of competent jurisdiction that such Party is obligated to indemnify the other Party or Parties);

Notwithstanding anything to the contrary contained in this Agreement, the Company’s obligation to indemnify the Purchaser Indemnified Parties shall cease immediately after the Closing.

SECTION 6.3.  Indemnification by Executives for Taxes.

(a)           The Executives, jointly and severally, and Charles and the Idleman Estate, jointly and not severally, shall indemnify, defend and hold harmless each Purchaser Indemnified Party from and against (i) any Tax Liability in respect of (A) any period that ends on or before the Closing Date or (B) with respect to a period that begins on or before and ends after the Closing Date, the portion of such period, through and including the Closing Date (each period under (A) or (B), a “Pre-Closing Period”), (ii) any increased income Tax on any Purchaser Indemnified Party in any Tax period as a result of the Stockholders’ failure or inability to make a valid Election, (iii) the California Taxes, the Foreign Business Tax Liabilities and any Tax Liabilities for failing to file Tax Returns or make valid S Corporation Elections in the States of California, New Jersey, Connecticut, Massachusetts and/or Missouri (as applicable); and/or (iv) any and all costs and expenses, including, without limitation, legal fees and expenses, incurred in enforcing this indemnity.

(b)           The indemnities provided for in this Section 6.3 (i) shall apply notwithstanding any investigation made by Purchaser in connection with the transactions contemplated by this Agreement, or Purchaser’s receipt or review of, or commenting on, any Tax Return of the Company, (ii) subject to the terms of Section 6.10(b), shall be separate and independent of any other indemnity provision contained herein, and (iii) anything in this Agreement to the contrary notwithstanding shall survive until three (3) months after the expiration of the applicable statute of limitations, including extensions or waivers thereof; provided, however, that the indemnification obligations with respect to California Taxes and the Foreign Business Tax Liabilities shall survive indefinitely.

(c)           The Executives shall promptly forward to Purchaser a copy of all written communications from a Taxing Authority received by any of the Stockholders that relates to any Tax Liability.  Purchaser shall promptly forward to the Executives a copy of all written communications from a Taxing Authority received by it that relates to a Tax Liability for any Pre-Closing Period.  The failure by Purchaser to give the notice provided in this Section 6.3(c) shall not release, waive or otherwise affect the Executives’ obligations hereunder except to the extent the Executives can demonstrate actual loss and prejudice as a result of such failure.

(d)           (i)             The Executives shall have the right, at their option, to assume control of the defense of the proposed adjustments described in the notice as set forth in Section 6.3(c) by providing notice to Purchaser within twenty (20) days of the date of such notice stating that the Executives are assuming control of such defense and admitting that each portion of the proposed adjustment is subject to indemnification under this Section 6.3.  If the Executives timely assume control pursuant to this clause (i), the Executives shall defend against such proposed adjustment diligently and in good faith, using counsel selected by the Executives, provided such counsel is reasonably acceptable to Purchaser.  The Executives shall keep Purchaser apprised as to the status of the proposed adjustments and any proceedings or resolution thereof, including the positions taken by the parties, and shall provide Purchaser with copies of all correspondence and other communications with respect to such proposed adjustment or the resolution thereof.  Purchaser may participate in any such proceeding and the resolution thereof at its own expense.

(ii)            Notwithstanding anything herein to the contrary, the Executives shall not take any position or agree to any settlement that could adversely affect the Tax liability of Purchaser in any period ending after the Closing Date without Purchaser’s prior written consent, unless the Executives fully indemnify Purchaser therefrom in a manner satisfactory to Purchaser.

(iii)           If the Executives fail to timely assume control as provided above, Purchaser may (but shall not be required to) contest such proposed adjustment, the expenses and costs of which shall be borne by the Executives.  In such case, Purchaser shall keep the Executives informed as to the status of such proceeding and the resolution thereof.  Purchaser shall not be required to appeal an adverse decision of an administrative agency or court of competent jurisdiction with respect thereto.  In such case, the decision shall be conclusive and binding on the Parties for purposes of this indemnification.

(iv)           The Executives’ right to control any defense under this Section 6.3 shall be limited to the items and amounts in dispute for which the Company and the Executives would be liable for indemnification under this Section 6.3.  If there is a proposed adjustment or a period involving proposed adjustments for which the Executives would not be liable to fully indemnify Purchaser under this Section 6.3, the Executives and Purchaser shall jointly control the defense of such items.  In such case, the Executives and Purchaser shall work together in good faith to defend against the proposed adjustments.  Each such Party may use counsel selected by it, provided such counsel is reasonably acceptable to the other applicable Parties.  The Executives shall bear the costs associated with the defense against the proposed adjustments to the extent they relate to proposed adjustments (or portions thereof) for which the Executives would be liable for indemnification under this Section 6.3.

(v)            The Executives (and the other Stockholders) and Purchaser shall cooperate with each other in the defense against the proposed adjustments, including providing reasonable access to the Books and Records of the Company that are relevant to such proposed adjustments and defense.

(e)           To the extent permitted by applicable Law, the Parties shall elect to treat the period that includes the Closing Date with respect to any Tax as ending on such date and shall take such steps as may be necessary therefor.  For purposes of this indemnification, any Taxes for a period which includes but does not end on the Closing Date shall be allocated between a Pre-Closing Period and the balance of the period based on an interim closing of the books as of the close of the Closing Date, provided, however, that any property Taxes and any annual exemption amounts shall be allocated based on the relative number of days in the Pre-Closing Period and the balance of the period.

SECTION 6.4.  General Indemnification by Purchaser.  Purchaser shall indemnify, defend and hold harmless the Company, the Company’s officers, directors, employees, agents and representatives and the Stockholders from any and all Losses directly suffered that arise out of or relate to: (a) any breach of any representation, warranty, covenant or agreement of Purchaser contained in this Agreement; (b) the Assumed Liabilities; and/or (c) any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, legal fees and expenses, incurred in enforcing this indemnity (provided, that, if there is a disagreement among the Parties as to a Party’s indemnification obligation, then such amounts shall be payable only to the extent incurred following the determination by a court of competent jurisdiction that such Party is obligated to indemnify the other Party or Parties);

SECTION 6.5.  Indemnification Procedures.  If any claim for which a party is obligated under Section 6.1 or 6.2 hereof to provide indemnification (“Indemnifying Party”) is asserted by any third party against or sought to be collected from any party indemnified hereunder (“Indemnified Party”), such Indemnified Party shall promptly notify the Indemnifying Party in writing of such claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim) (such notice to include all relevant correspondence from or with any Taxing Authority).  The Indemnifying Party shall have thirty (30) days after receipt of such notice to assume the conduct and control, through counsel reasonably acceptable to the Indemnified Party and at the expense of the Indemnifying Party, of the settlement or defense thereof; provided that the Indemnifying Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by the Indemnified Party so long as the fees and expenses of such counsel are borne by the Indemnified Party.  The Indemnified Party shall not pay or settle any such claim during the thirty (30) day period during which the Indemnifying Party is entitled to assume control.  So long as the Indemnifying Party is reasonably contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim; provided that the Indemnified Party may pay or settle any such claim if the Indemnified Party waives its right to indemnification hereunder in respect of such claim.  If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days after the receipt of the Indemnified Party’s notice of a claim of indemnity hereunder that it elects to undertake the defense thereof or is not eligible to assume such defense pursuant to this Section 6.5, the Indemnified Party shall have the right in good faith to contest, pay or settle the claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement; provided, that, unless that Indemnifying Party did not or was not eligible to assume the conduct and control of the claim, the Indemnified Party shall not pay or settle any such claim without the prior consent of the Indemnifying Party, unless the Indemnified Party waives its right to indemnification hereunder with respect to such claim.  The Indemnifying Party shall not, except with the prior consent of the Indemnified Party, enter into any settlement that does not include as an unconditional term thereof the unconditional release of the Indemnified Party from all liability and damages with respect to the related claim.  The Parties acknowledge and agree that the procedures set forth in this Section 6.5 shall not apply to the indemnification for Taxes as set forth in Section 6.3.

SECTION 6.6.  Books and Records.  The Indemnified Party shall make available to the Indemnifying Party and its attorneys and accountants all Books and Records of the Indemnified Party relating to such proceedings or litigation, and the parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding (including any necessary powers of attorney).

SECTION 6.7.  Treatment of Indemnification Payment.  Any payments made pursuant to indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price.

SECTION 6.8.  Insurance.  If any claims are made by third parties against an Indemnified Party for which an Indemnifying Party would be liable, and it appears that such claims might also be covered by the Indemnified Party’s insurance policies, the Indemnified Party shall make a timely claim under such policies and to the extent that such party obtains any recovery from such insurance, such recovery shall be offset against any sums due from an Indemnifying Party (or shall be repaid by the Indemnified Party to the extent that an Indemnifying Party has already paid any such amounts).

SECTION 6.9.  Survival and Timing of Claims for Indemnification.  Subject to the terms of Section 6.3, the representations, warranties, covenants and agreements contained in this Agreement (other than those covenants and agreements to be performed after the Closing) shall survive the Closing until the two (2) year anniversary of the Closing; provided, however, that the representations and warranties contained in Sections 3.2 (Authority and Enforceability), 3.3 (Non-Contravention; Third Party Consents), 3.4 (Organization), 3.10(b) (Litigation), 3.10(d) (Title), 3-A.1 (Title to Shares), 3-A.2 (Authority to Execute and Perform Agreements) and 3-A.3 (Enforceability) shall survive indefinitely; and, the indemnification obligations pursuant to Section 6.2(f), Section 6.2(h) and Section 6.2(j) shall survive indefinitely.

SECTION 6.10.  Limitation on Claims for Indemnification.

(a)           Subject to the terms and conditions set forth in Section 6.10(b) and Section 6.10(c), the aggregate amount of all payments made by the Company, the Executives and/or the Stockholders (as applicable) in satisfaction of claims for indemnification shall not exceed Four Million Five Hundred Thousand Dollars ($4,500,000).  The Parties acknowledge and agree that Purchaser’s sole remedy will be the Stock Consideration for: (i) a breach of the representations and warranties made by the Company and the Stockholders in Article III of this Agreement other than with respect to the representations and warranties contained in Sections 3.2 (Authority and Enforceability), 3.10(b) (Litigation), 3.10(d) (Title) and/or 3.11 (Taxes) (such other representations and warranties being collectively referred to herein as the “Carved Out Company Representations and Warranties”), and/or (ii) a breach of the representations and warranties made by the Stockholders in Article III-A of this Agreement other than with respect to the representations and warranties contained Sections 3-A.1 (Title to Shares), 3-A.2 (Authority to Execute and Perform Agreements) and/or 3-A.3 (Enforceability) (such other representations and warranties being collectively referred to herein as the “Carved Out Stockholder Representations and Warranties”).  The Parties acknowledge and agree that subject to the terms and conditions of Section 6.10(b), Section 6.10(c) and Section 6.12, Purchaser shall make any indemnification claims directly against the Company, the Executives and/or the Stockholders (as applicable) personally and not against the Stock Consideration with respect to: (A) the Carved Out Company Representations and Warranties and the Carved Out Stockholder Representation and Warranties, (B) claims made pursuant clauses (b), (c), (d), (e), (f), (g), (h), (j) and (k) of Section 6.2, and/or Section 6.3 (Tax Liability) (including with respect to the California Taxes and the Foreign Business Tax Liabilities), (C) claims made with respect to the Company’s knowing and willful infringement (as determined by a court of competent jurisdiction) of the Intellectual Property rights of third parties (as such is based on the Knowledge of the Company) in excess of the Four Million Five Hundred Thousand Dollars ($4,500,000) of Stock Consideration, and/or (D) claims for fraud, willful misrepresentation and/or willful misconduct; provided, however, if the Company, the Executives and/or the Stockholders (as applicable) fail to satisfy any such indemnification claims made by Purchaser in a prompt and expeditious manner, Purchaser may satisfy any such indemnification claims against all or a portion of the Stock Consideration; provided, further, if the Company, the Executives and/or the Stockholders (as applicable) are unable to fully satisfy any such indemnification claims, Purchaser may satisfy any such shortfall against all or a portion of the Stock Consideration.

(b)           Notwithstanding any provision to the contrary contained in this Agreement, but subject to the terms and conditions of Section 6.3 and Section 6.9: (i) there shall be no dollar amount caps, thresholds or other limitations on indemnification claims of a Purchaser Indemnified Party made pursuant to: (A) clause (a) of Section 6.2 with respect to the representations and warranties contained in Sections 3.2 (Authority and Enforceability), 3.10(b) (Litigation), 3.10(d) (Title) and/or 3.11 (Taxes), (B) clauses (b), (c), (d), (e), (f), (g), (h), (j) and (k) of Section 6.2, and/or (C) Section 6.3 (Tax Liability) (including with respect to the California Taxes and the Foreign Business Tax Liabilities); (ii) there shall be no dollar amount caps, thresholds or other limitations on indemnification claims of a Purchaser Indemnified Party made pursuant to clause (a) of Section 6.1 with respect to the representations and warranties contained in Sections 3-A.1 (Title to Shares), 3-A.2 (Authority to Execute and Perform Agreements) and/or 3-A.3 (Enforceability); and (iii) the maximum liability of the Executives (on a pro rata basis) with respect to any indemnification claim for Losses pursuant to Section 6.2 with respect to a knowing and willful infringement by the Company (as determined by a court of competent jurisdiction) of the Intellectual Property rights of third parties as such is based on the Knowledge of the Company, shall be the Four Million Five Hundred Thousand Dollars ($4,500,000) of the Stock Consideration and an additional amount of One Million Five Hundred Thousand Dollars ($1,500,000).

(c)           There shall be no dollar caps, thresholds or other limitations on indemnification claims made or other remedies sought by an Indemnified Party in connection with fraud and/or willful misrepresentation the Company, the Executives and/or the Stockholders (as applicable) and/or in connection with the willful misconduct of the Executives.

(d)           Subject to the terms of Section 6.10(b), the Indemnifying Party shall not be required to indemnify, defend or hold harmless an Indemnified Party pursuant to this Article VI until the aggregate amount of all Losses exceeds Fifty Thousand Dollars ($50,000), after which the Indemnifying Party shall be obligated to pay the full amount of Losses of the Indemnified Party (from the first dollar) regardless of the dollar amount of the claim.

SECTION 6.11.  Disbursement of Stock Consideration.  On the second anniversary of the Closing Date, there shall be released from escrow to the Stockholders (on a pro rata basis) that number of shares of Stock Consideration equal to the difference between (a) all of the shares of Stock Consideration and (b) the sum of (i) the dollar amount of shares of Stock Consideration which were subject to offset by Purchaser pursuant to the terms of Section 6.12 and (ii) the sum or all Losses subject to then-pending indemnification claims made under this Agreement. The number of shares subject to disbursement pursuant to this Section 6.11 shall be based upon the same value used to determine the number of shares of the Stock Consideration.

SECTION 6.12.  Offset Rights and Order of Payment.  Subject to the terms of Sections 6.1, 6.2, 6.3 and 6.10, Purchaser shall seek payment for any amounts due with respect to claims of indemnification under this Article VI solely as follows: (a) first, against the Stock Consideration, (b) second, against the Earn-out Payments, if any, and (c) to the extent the amounts owing by the Company, the Executives and/or the Stockholders to Purchaser exceed the foregoing, Purchaser shall be entitled to seek payment directly from the Company, the Executives and/or the Stockholders, as applicable.  The number of shares subject to offset shall be based upon the same value used to determine the number of shares of the Stock Consideration. In the event Purchaser elects to offset against the Purchase Price any claimed amount which has not been finally determined to be due to it from the Company, the Executives and/or any of the Stockholders, the offset shall remain in effect during the pendency of any proceedings to determine the merits of the claim of Purchaser, or until the parties otherwise agree upon a resolution of such claim, and upon such final determination or resolution, appropriate adjustments or payments between the Parties shall be made so as to place each Party in as nearly as practicable the same position in which it would have been had such final determination or resolution been in effect at the time such offset was taken by Purchaser.  Purchaser’s offset rights herein set forth represent neither a liquidation of damages nor a limitation of liability.

SECTION 6.13.  Exclusive Remedies.  Except for fraud, willful misrepresentation or willful misconduct and remedies that cannot be waived as a matter of law, if the Closing occurs, this Article VI shall be the exclusive remedy for breaches of this Agreement (including, any covenant, obligation, representation or warranty contained in this Agreement or any certificates or other documents delivered pursuant to this Agreement) or otherwise in respect to the transactions contemplated hereby.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 7.1.  Conditions to Obligations of the Stockholders.  The obligation of the Stockholders to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by the Stockholders), at or prior to the Closing, of each of the following conditions:

(a)            Representations, Warranties and Covenants.  The representations and warranties of Purchaser contained in this Agreement and in each other document or agreement to be executed and delivered by Purchaser pursuant to this Agreement shall have been true and correct when made and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, other than such representations and warranties as are made as of another specified date, which shall be true and correct as of such date.  The covenants and agreements contained in this Agreement to be complied with by Purchaser at or before the Closing shall have been complied with in all material respects.  The Stockholders shall have received a certificate from Purchaser signed by an executive officer thereof with respect to the matters described in this Section 7.1(a).

(b)            No Order.  There shall not be in effect any Law or Governmental Order directing that the transactions contemplated by this Agreement not be consummated or which has the effect of rendering it unlawful to consummate such transactions; provided, that, the Company and the Stockholders shall have used reasonable best efforts to have any such Governmental Order vacated or lifted and shall have complied with its obligations under Section 5.4 hereof.

(c)            Employment Agreements.  Purchaser shall have executed and delivered the Employment Agreements.

(d)            Non-compete Agreements.  Purchaser shall have executed and delivered the Non-compete Agreements.

(e)            Intentionally Deleted.

(f)            Litigation.  No action, suit or proceeding shall have instituted before any Governmental Authority or instituted or threatened by any Governmental Authority expressly challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain any material damages in connection therewith.

SECTION 7.2.  Conditions to Obligations of Purchaser.  The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Purchaser), at or prior to the Closing, of each of the following conditions:

(a)            Representations, Warranties and Covenants.  The representations and warranties of the Company, the Executives and the Stockholders contained in this Agreement and in each other Company Document and Stockholder Document shall have been true and correct when made and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, other than such representations and warranties as are made as of another specified date, which shall be true and correct as of such date.  The covenants and agreements contained in this Agreement to be complied with by the Company, the Executives and/or the Stockholders, as applicable, at or before the Closing shall have been complied with in all material respects.  Purchaser shall have received a certificate from the Company and the Executives signed by an executive officer the Company and by each of the Executives with respect to the matters described in this Section 7.2(a).

(b)           No Adverse Change.  There shall not have occurred between the date hereof and the Closing Date any Material Adverse Effect in the Business, results of operations or financial condition of the Company taken as a whole, nor shall these have occurred any event, development or state of facts or circumstances (other than a change in general economic conditions) which could reasonably be expected to result in any of the foregoing.  Purchaser shall have received a certificate from the Company and the Executives signed by an executive officer the Company and by each of the Executives with respect to the matters described in this Section 7.2(b).

(c)            No Order.  There shall not be in effect any Law or Governmental Order directing that the transactions contemplated by this Agreement not be consummated or which has the effect of rendering it unlawful to consummate such transactions; provided that Purchaser shall have used reasonable best efforts to have any such Governmental Order vacated or lifted and shall have complied with its obligations under Section 5.4 hereof.

(d)            Employment Agreements.  The Executives shall have executed and delivered the Employment Agreements.

(e)            Non-Compete Agreements.  The Executives shall have executed and delivered the Non-compete Agreements.

(f)             Intentionally Deleted.

(g)            Inventions Assignment Agreements.  Prior to the Closing, each of the Company’s employees, consultants and independent contractors listed on Appendix 4 shall have executed and delivered an Inventions Assignment Agreement.

(h)            Litigation.  No action, suit or proceeding shall have instituted before any Governmental Authority or instituted or threatened by any Governmental Authority expressly challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or seeking to obtain any material damages in connection therewith.

(i)             Company Benefit Plans.  The Company shall have terminated all of the Company Benefit Plans, if any.

(j)             Required Consents.  The Company shall have obtained and/or made all Required Consents.

(k)            Termination of Options and Stock Option Plan.  The Company shall have terminated all Options and the Stock Option Plan.

(l)             Termination of Stockholders’ Agreement.  The Company and the Executives shall have terminated the Stockholders’ Agreement.

(m)           Amendment to Company’s Bylaws.  The Company, the Stockholders and the Company’s Board of Directors shall have taken all action necessary on the part of the Company, the Stockholders and the Company’s Board of Directors to amend the Company’s bylaws to the reasonable satisfaction of Purchaser.

(n)           Foreign Qualification.  The Company shall have taken all action necessary to qualify the Company to conduct business as a foreign corporation in the State of California.

(o)           Assignment of Domain Names.  David and the Company shall have taken all action necessary on the part of David and the Company to assign all of David’s ownership rights in and to the domain names and URLs listed in Section 3.19 of the Company’s Disclosure Schedule to the Company.

(p)           Certain Agreements and Instruments.  Purchaser shall have received the agreements, documents and instruments referred to in Section 2.9 (Duly Endorsed Stock Certificates, Secretary’s Certificate, resignations, etc.) to be delivered to Purchaser by the Stockholders and/or the Company at Closing.

ARTICLE VIII

TERMINATION

SECTION 8.1.  Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)           by either the Company and the Stockholders, on the one hand, or Purchaser, on the other hand,  if the Closing shall not have occurred on or before May 20, 2008 or such later date mutually agreed upon by the Parties;

(b)           by either the Company and the Stockholders, on the one hand, or Purchaser, on the other hand, in the event that any Governmental Authority shall have issued a final, non-appealable order, decree or ruling (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

(c)           by the written consent of the Company, the Stockholders and Purchaser; or

(d)           if either the Company and/or the Stockholders, on the one hand, or Purchaser, on the other hand, materially defaults in the due and timely performance of any of their or its warranties, covenants or agreements under this Agreement (as applicable), the non-defaulting party may on or prior to the Closing Date give notice of termination of this Agreement, which notice shall specify with particularity the default or defaults on which the notice is based; provided, however, that with respect to any default or defaults that are of a nature that can be cured, such termination shall be effective ten (10) days after such notice is received by the defaulting party only if such default or defaults shall not have been cured on or before the effective time for termination.

SECTION 8.2.  Effect of Termination.  In the event of the termination of this Agreement in accordance with Section 8.1, this Agreement shall become void and have no effect, with no liability on the part of any Party or its Affiliates, directors, officers, employees, stockholders or agents in respect thereof; provided, however, that nothing herein shall relieve any Party hereto from liability for any breach by such Party of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1.  Notices.  Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be deemed to have been delivered, given, and received for all purposes (a) if delivered personally to the Person or to an officer of the Person to whom the same is directed, or (b) when the same is actually received, if sent by a nationally recognized courier service (which provides proof of delivery), by registered or certified mail (postage and charges prepaid), or by facsimile (if such facsimile is followed by a hard copy of the facsimile communication sent promptly thereafter by a nationally recognized courier service (which provides proof of delivery) or registered or certified mail (postage and charges prepaid)), addressed as follows, or to such other address as such Person may from time to time specify by due notice:

(a) if to the Company or the Stockholders, to:

BookRags, Inc.
332 North Pleasant
Ridgewood, New Jersey 07450
Attention: David Lieberman
Facsimile No.: (253) 550-8788

with a copy to:

Law Office of Mark R. Beatty
10900 N.E. 4th Street, Suite 1850
Bellevue, Washington 98004
Attention: Mark R. Beatty, Esq.
Facsimile No.: (425) 451-0714

(b) if to Purchaser, to:

Ambassadors Group, Inc.
2001 South Flint
Spokane, Washington 99224
Attention: Chadwick J. Byrd, Chief Financial Officer
Facsimile No.: (866) 234-3706

with a copy to:

Loeb & Loeb LLP
10100 Santa Monica Boulevard
Los Angeles, California 90067
Attention: Gerald M. Chizever, Esq.
Facsimile No.: (310) 282-2200

SECTION 9.2.  Public Announcements.  No Party shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other Parties, which consent shall not be unreasonably withheld or delayed, and the Parties shall cooperate as to the timing and contents of any such press release or public announcement; provided, however, that a Party may, without the prior consent of the other Parties, make such press release, public announcement or filing as may be required by Law, rule or regulation.

SECTION 9.3.  Headings.  The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.4.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 9.5.  Appointment of Executives as Stockholders’ Representatives.  By the execution and delivery of this Agreement, each of the Stockholders hereby irrevocably constitutes and appoints each of the Executives (and by their execution of this Agreement, each of the Executives hereby accepts his appointment) as the true and lawful agent and attorney-in-fact of the Stockholders to act in the name, place and stead of the Stockholders in connection with the transactions contemplated by this Agreement, in accordance with the terms and provisions of this Agreement, and to act on behalf of the Stockholders in any mediation, litigation or arbitration involving this Agreement or any other document to be executed and delivered in connection with this Agreement, to do or refrain from doing all such further acts and things, and to execute all such documents as the Executives shall deem necessary or appropriate in connection with the transactions contemplated by this Agreement or any other document to be executed and delivered in connection with this Agreement, including without limitation, the power:

(a)            to act for the Stockholders with regard to matters pertaining to the determination of the Earn-out Payments, the post-closing adjustment, and any related adjustments to the Purchase Price;

(b)            to act for the Stockholders in connection with the issuance of press releases, if any;

(c)            to act for the Stockholders and the Company in connection with the filing of the Company’s Tax Returns and/or the defense of any proposed Tax adjustments for a Pre-Closing Period;

(d)            to act for the Stockholders with regard to matters pertaining to indemnification referred to in this Agreement, including the power to compromise any indemnity claim on behalf of or involving the Stockholders and to transact and settle matters of litigation or claims against the Stockholders;

(e)            to execute and deliver all waivers, ancillary agreements, certificates and documents that the Executives deem necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement;

(f)             to receive funds for the payment of expenses of the Stockholders and apply such funds in payment for such expenses;

(g)            to do or refrain from doing any further act or deed on behalf of the Stockholders that the Executives deem necessary or appropriate in their sole discretion relating to the subject matter of this Agreement as fully and completely as the Stockholders could do if personally present;

(h)            to deliver and receive notices and service of process in connection with any claims under this Agreement; and

(i)             to engage and employ agents and representatives (including accountants, legal counsel and other professionals) and to incur such other expenses as the Executives deem necessary or prudent in connection with the administration of the foregoing.

Each Stockholder agrees that the powers granted to the Executives pursuant to this Section 9.5 are coupled with an interest, and are therefore irrevocable without the consent of the Executives and shall survive the death, incapacity or bankruptcy of any Stockholder.  In the event of any dispute between the Executives, the decision of David shall be conclusive and binding upon Jim and all of the other Stockholders. Purchaser, the Company (after the Closing) and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Executives in all matters referred to herein. The Stockholders hereby confirm all that the Executives shall do or cause to be done by virtue of their appointment as the representatives of the Stockholders.  The Executives shall act for the Stockholders on all of the matters set forth in this Agreement in the manner the Executives believe to be in the best interest of the Stockholders and consistent with the obligations under this Agreement, but the Executives shall not be responsible to the Stockholders for any loss or damages the Stockholders may suffer by the performance of their duties under this Agreement, other than loss or damage arising from willful violation of the law or gross negligence in the performance of their duties under this Agreement.

SECTION 9.6.  Entire Agreement.  This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the Parties with respect to the subject matter hereof, including but not limited to, that certain Term Sheet dated as of March 7, 2008, by and between the Company and Purchaser.

SECTION 9.7.  Assignment.  Except with respect to an assignment by Purchaser to an Affiliate of Purchaser (which shall in no event release Purchaser from its obligations hereunder), this Agreement may not be assigned by any Party, by operation of law or otherwise, without the prior written consent of the other Parties (which consent may be granted or withheld in the sole discretion of such other Parties).

SECTION 9.8.  No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the Parties and their heirs and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.9.  Amendment.  This Agreement may not be amended except by an instrument in writing signed by the Parties.

SECTION 9.10.  Waiver.  The Company and the Stockholders, on the one hand, and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered by the other pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Parties.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement.  The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 9.11.  Governing Law; Venue.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington, without reference to the choice of law doctrine of the State of Washington.  All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any federal or state court sitting in the State of Washington, and the Parties hereby irrevocably submit to the jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum.  The Parties hereby irrevocably waive their respective rights to trial by jury of any cause of action, claim, counterclaim or cross-complaint in any action or other proceeding brought by a Party against another Party with respect to any matter arising out of, or in any way connected with or related to, this Agreement or any portion thereof, whether based upon contractual, statutory, tortious or other theories of liability.  Each Party irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to such Party at its address specified in Section 9.1 hereof.  Nothing in this Section 9.11 shall affect the right of any Party to serve legal process in any other manner permitted by Law.  The consents to jurisdiction set forth in this Section 9.11 shall not constitute general consents to service of process in the State of Washington and shall have no effect for any purpose except as provided in this Section 9.11 and shall not be deemed to confer rights on any person other than the Parties.

SECTION 9.12.  Interpretation.  There shall be no presumption against any Party on the ground that such Party was responsible for drafting this Agreement or any part hereof.

SECTION 9.13.  Counterparts.  This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement, or any other document or agreement to be executed in connection herewith by facsimile shall be as effective as delivery of a manually executed counterpart of any such agreement or document.

SECTION 9.14.  Mediation.  The Parties involved in any dispute, Loss or claim with respect to this Agreement, shall, prior to initiating any litigation, attempt in good faith to settle such dispute, for a period of thirty (30) days following the date on which a Party notifies the other Party or Parties of such dispute, loss or claim, through consultation and negotiation, in good faith and a spirit of mutual cooperation.  Each Party to the mediation shall send a representative with full and unlimited power to negotiate a settlement to such dispute, loss or claim.  If the Parties’ attempts to mediate the dispute fail, then the dispute shall be mediated by a mutually acceptable mediator to be chosen by the Parties within ten (10) days after written notice by one Party to the other Party or Parties demanding mediation.  No Party to a dispute shall unreasonably withhold consent to the selection of a mediator, and the Stockholders, on the one hand, and the Purchaser, on the other hand, will share the costs of the mediation equally and will, if required by such mediator, pay the costs of the mediator in advance. The Parties agree that the decision of any mediator shall not be binding.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Stock Purchase Agreement to be executed as of the date first written above.

COMPANY:

BOOKRAGS, INC.

By:	/s/ David Lieberman
Name:	David Lieberman
Title:	President

STOCKHOLDERS:

/s/ David Lieberman
DAVID LIEBERMAN, Individually

/s/ James Yagmin
JAMES YAGMIN, Individually

/s/ Charles Lieberman
CHARLES LIEBERMAN, Individually

/s/ Sue A. Idleman
SUE A. IDLEMAN, in her capacity as Executrix
of the ESTATE OF LEE H. IDLEMAN

PURCHASER:

AMBASSADORS GROUP, INC.

By:	/s/ Jeffrey D. Thomas
Name:	Jeffrey D. Thomas
Title:	President and CEO

EXHIBIT A

Form of Employment Agreement – Executives

EXECUTION COPY

EMPLOYMENT AGREEMENT

BookRags, Inc., a Delaware Corporation, (the “Company”), and ________, a natural person (the “Executive”) (collectively, the “Parties”), make this EMPLOYMENT AGREEMENT (“Agreement”) as of May ___, 2008 (“Commencement Date”).  The Company and the Executive are individually referred to herein as a "Party” and collectively as the “Parties”.

RECITALS

WHEREAS, this Agreement is entered into concurrently with that certain Stock Purchase Agreement, dated May___________, 2008 (“SPA”), by and among the Company, Executive, David Lieberman, Charles Lieberman, Sue A. Idleman, in her capacity as Executrix of the Estate of Lee H. Idleman, and Ambassadors Group, Inc. (“AGI”), pursuant to which AGI shall acquire the business of the Company  through the purchase of all of the issued and outstanding capital stock of the Company;

WHEREAS, the Executive is an owner, founder and officer of the Company and, upon the consummation of the transactions contemplated by the SPA, the Executive will receive certain benefits as a result of the purchase of the Company by AGI;

WHEREAS, pursuant to the SPA, the Company hereby employs the Executive as Vice-President of Technology in accordance with the terms of this Agreement;

WHEREAS, the Executive is bound by the Noncompetition, Nonsolicitation and Confidential Information Agreement (the “Non-Compete Agreement”), which is executed concurrently with the SPA; and

WHEREAS, the Company and the Executive wish to enter into this Agreement to outline the terms and conditions of the Executive’s employment with Company.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Company and the Executive agree as follows:

1.              Employment.

(a)           Term.  The Term of this Agreement shall begin as of the Commencement Date and shall continue for period of  (3) years (“Initial Term”) and shall be automatically extended for successive one (1) year periods (“Renewal Periods”) unless either Party notifies the other Party at least ninety (90) days prior to the end of the Initial Term or any Renewal Period then in effect or unless sooner terminated as hereinafter provided (“Termination Date”).  The Initial Term and any Renewal Periods are collectively referred to as the “Term.”

(b)           Duties and Responsibilities.  The Executive will report to the Chief Executive Officer of the Company (the “CEO”).  The Executive shall be employed as Vice-President of Technology of the Company and shall perform and discharge well and faithfully the duties which may be assigned to him from time to time by the CEO and the Company’s Board of Directors (the “Board”) or an appointee of the Board in connection with the conduct of the Company’s business as well as those duties which are normally and customarily vested in the office of Vice-President of Technology of a corporation.  The Executive shall perform his duties at such place(s) as designated by the Company and may be required to travel in order to fulfill such duties, as determined by the Company.

2.              Compensation.

Base Salary.  The Executive shall be paid a base salary (“Base Salary”) during the Term at the annual rate of one hundred thousand dollars ($100,000.00).  The Executive’s base salary may be increased, but in no event may Executive’s base salary be reduced during the Term.  The Executive shall receive a guaranteed minimum five percent (5%) increase in his then current Base Salary, on an annual basis.  The Executive’s Base Salary shall be payable in accordance with the Company’s normal payroll practices established by the Company with respect to its senior executive employees, as in effect from time to time, and such payment shall be subject to applicable withholdings.  On the third anniversary of this Agreement, the Company agrees to evaluate the Executive’s Base Salary in light of then market conditions  and, if below market, to increase the Base Salary commensurate with the marketplace (any such increase to be  determined by the Board) and shall be increased thereafter as determined by the compensation policies of the Company applicable to its senior executive employees.

3.              Other Employment Benefits.

(a)           Business Expenses.  Upon submission of itemized expense statements, in the manner as shall be specified by the Company, the Executive shall be entitled to reimbursement for reasonable business and travel expenses duly incurred by the Executive in the performance of his duties under this Agreement, pursuant to the Company policy and any relevant policies established by the Board.

(b)           Savings and Retirement Plans.  During the Term, the Executive shall be entitled to participate in any saving and retirement plans, policies and programs that are available generally to similarly situated executives of AGI and such benefits shall be provided by AGI.  However, nothing in this Agreement shall preclude the Company or AGI from amending any such plan or program from time to time.

(c)           Health & Welfare Benefit Plans.  During the Term, the Executive shall be entitled to participate in health and welfare benefit plans, policies and programs (including, if applicable, medical, dental, disability, employee life, group life and accidental death insurance plans and programs) to the same extent as similarly situated executives of AGI and such benefits shall be provided by AGI.  However, nothing in this Agreement shall preclude the Company or AGI from amending any employee benefit plan or program from time to time.

(d)           Vacation.  The Executive shall be entitled to twenty (20) business days of vacation each year during the Term, during which time Executive’s compensation shall be paid in full.  Executive shall also be entitled to an additional ten (10) business days of previously accrued vacation during the first calendar year of the Term.  Executive’s vacation allowance shall be applied and extended under the same terms and conditions as are generally applicable to other senior executive employees of Company.  Executive will also receive other leave benefits, consistent with the vacation and leave benefit policies established by the Company for its senior executive employees.

2

4.              Termination of Employment.

(a)           Death or Disability.  If the Executive dies during the Term, the Executive’s employment shall be deemed to terminate the date of the Executive’s death.  If the Executive is incapacitated or disabled by accident, sickness or otherwise so as to render him mentally or physically incapable of fully performing the essential functions of his position with reasonable accommodation for a period of more than three (3) months or more during any twelve (12) month period, the Company, in its reasonable discretion, may terminate the Executive’s employment due to “Disability” by providing written notice of such termination to the Executive.  A termination of the Executive’s employment, and the Term, by either the Executive or the Company, for Disability shall be communicated to the other Party by written notice, and shall be effective the thirtieth (30th) day after receipt of such notice of Disability by the other Party.

(b)           For Cause.  Notwithstanding anything herein to the contrary, the Company may terminate the Executive’s employment hereunder “for Cause” for any one of the following reasons: (i) the Executive’s conviction, pleading guilty or no contest with respect to a felony or a misdemeanor involving dishonesty or moral turpitude or where imprisonment is imposed, (ii) the Executive’s commission of any act of theft, fraud, dishonesty, or falsification of any employment or Company records, (iii) the Executive’s engagement in misconduct that is materially detrimental to the Company’s reputation or business, as determined by the Board in its sole discretion, (iv) upon written notice to the Executive of the Executive’s insubordination or the Executive’s refusal without proper legal reason to substantially perform the duties and responsibilities required of the Executive, other than by reason of mental or physical illness or incapacity, and the Executive’s failure to cure such insubordination or to perform such duties and responsibilities, as determined by the Board in its sole discretion, within five (5) days of the date of such notice, or (v) upon written notice to the Executive of any breach by the Executive of any material term of this Agreement, the Non-Compete Agreement and/or of the Executive’s fiduciary duties to the Company and the Executive’s failure to cure such breach within ten (10) days of the date of such notice (to the extent curable), as determined by the Board in its sole discretion.

(c)           Without Cause.  The Company may also terminate the Executive’s employment hereunder without cause at any time for any reason or for no reason immediately by written notice to the Executive.   The Date of Termination shall be the date on which the Executive’s notice becomes effective in accordance Paragraph 9(h), below.

(d)           Voluntary Termination.  The Executive may terminate the Term and his employment hereunder without Cause or without Good Reason at any time by providing the Company with ninety (90) days written notice of his resignation.  Any termination of the employment of the Executive hereunder by resignation (or other voluntary action of the Executive), or by the Executive’s or Company’s decision not to extend the Term for any of the Renewal Periods (as outlined in Paragraph 1(a)), shall be deemed to be a “Voluntary Termination.”

3

(e)           Termination by Executive for Good Reason.  Executive may terminate the Employment Period upon thirty (30) days prior written notice to Company of any event constituting “Good Reason” as defined herein.  The term “Good Reason” means the occurrence of any of the following, without the prior written consent of the Executive:  (i) assignment of the Executive to duties materially inconsistent with the Executive’s position as described in Paragraph 1 hereof, or any significant diminution in the Executive’s duties or responsibilities or change of Executive’s job title; or (ii) any material breach of this Agreement by the Company and the Company fails to cure such conduct or event within thirty (30) days of receipt of notice from the Executive; or (iii) a material reduction in Executive’s compensation, executive perquisites or other employee benefits; or (iv) fraud on the part of the Company.

(f)           Payments Upon Termination.  If the Term is terminated by the Company for or without Cause, by Voluntary Termination, for Good Reason by the Executive, by the Executive’s Death, or by the Company or the Executive due to the Executive’s Disability, the Company shall promptly pay or provide to the Executive, or his estate, (i) the Executive’s earned but unpaid Base Salary accrued through such date of termination, (ii) accrued, but unpaid, vacation time through such date of termination, (iii) reimbursement of any business expenses incurred by the Executive prior to the date of termination that are reimbursable under Paragraph 3(a) above, (iv) any vested payable and unpaid deferred compensation; and (v) any vested benefits and other amounts due to the Executive under any plan, program, policy of, or other agreement with, the Company. Subsections (i) to (iv), above, are referred to together as the “Accrued Obligations”.

If the Term is terminated by the Company without Cause, for Good Reason by Executive, by Executive’ Death, or by Company or Executive as a result of Executive’s Disability, in addition to the Accrued Obligations, the Executive, or his estate, shall receive (i) an amount equal to the projected cost of Executive’s medical insurance under COBRA for the eighteen (18) month period immediately following the termination; ; (ii) all of Executive’s unvested stock options and stock grants, fully vested upon the date that the termination becomes effective. The Executive hereby acknowledges that the benefits provided in this Section 4(f) constitute the sole and exclusive remedy upon termination of his employment pursuant to this Paragraph 4(f).

If the Term is terminated by the Company without Cause, for Good Reason by Executive, by Executive’ Death, or by Company or Executive as a result of Executive’s Disability, in addition to the Accrued Obligations, and only in exchange for the execution and delivery of a general release of all claims against the Company and its related individuals and entities and their personnel, the Executive, or his estate, shall receive: (i) (A) if Executive’s employment terminates during the Initial Term, the unpaid Base Salary due for remainder of the Initial Term which remains unpaid at the date of termination of Executive’s employment, or (B) if Executive’s employment terminates during any Renewal Period, the unpaid Base Salary due for the remainder of the Renewal Period then in effect which remains unpaid at the date of termination of Executive’s employment; and (ii) an amount equal to the projected costs of Executive’s medical insurance under COBRA for a period of ninety (90) days (collectively, “Severance”).  The Executive hereby acknowledges that Severance is the sole and exclusive remedy upon termination of his employment pursuant to this Paragraph 4(f).

4

5.              The Executive’s Duties Upon Termination

(a)           Cooperation.  After notice of termination, the Executive shall , at the Company’s expense and subject to the Executive’s professional availability, cooperate with the Company, as reasonably requested by the Company, to effect a transition of the Executive’s responsibilities and to ensure that the Company is aware of all matters being handled by the Executive.

(b)           Return of Company Property.  Promptly after the termination of the Executive’s employment under this Agreement for any reason, the Executive will return all Company property in the Executive’s possession to the Company.

(c)           Resignation of Office.  On the termination of the Executive’s employment for whatever reason, the Executive agrees that the Executive shall resign all offices held by the Executive in the Company or any subsidiary of the Company.

6.              Non-Compete Agreement.  The Non-Compete Agreement entered into by the Executive in conjunction with the SPA is incorporated herein by this reference as if set forth in full.  The Executive hereby acknowledges and reaffirms his obligations contained in the Non-Compete Agreement, including those obligations which survive termination of employment.

7.              Assignment and Transfer.  The Executive’s rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void.  This Agreement shall be assignable by the Company without the consent of the Executive and inure to the benefit of, and be binding upon and enforceable by, any purchaser of substantially all of Company’s assets, any corporate successor to the Company or any assignee thereof.

8.              No Inconsistent Obligations.  This Agreement and the Non-Compete Agreement shall represent the sole agreement with the Company as to the subject matter herein, and the Executive has no obligations or encumbrances, legal or otherwise, inconsistent with the terms of this Agreement or the Non-Compete Agreement or with the Executive undertaking employment with the Company or fulfilling the duties contemplated by this Agreement.  The Executive represents and warrants that the Executive has the right and power to enter into this Agreement, to perform the Executive’s obligations hereunder and by entering into this Agreement and performing the Executive’s obligations hereunder the Executive is not in conflict with any agreement with any third party.  The Company represents and warrants that the Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

5

9.              Miscellaneous.

(a)            Survival.  The provisions of this Agreement, including, without limitation Paragraph 6 (Non-Compete Agreement) and Paragraph 9(c) (Arbitration) contained herein shall survive the termination of employment.

(b)            Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the state in which Executive performs his services for the Company.

(c)            Arbitration .  Except for claims under the National Labor Relations Act, claims for workers compensation, claims for unemployment insurance, claims before governmental administrative bodies, or as otherwise required by applicable law, the Executive and the Company agree that any dispute regarding this Agreement or the Executive’s relationship with Company will be submitted to binding arbitration before a neutral arbitrator subject to rules Employment Arbitration Rules and Mediation Procedures of the American Arbitration Association.  Such disputes include, without limitation, any claims under Title VII of the Civil Rights Act, California’s Fair Employment and Housing Act, the Family Medical Leave Act, the California Family Rights Act, and related Washington state provisions, including Chapter 49.60 of the Revised Code of Washington.  The Arbitrator may award all damages authorized by law, including where authorized by statute or contract, reasonable attorneys’ fees.  The Parties agree to file any demand for arbitration within the time limit established by the applicable statute of limitations.  The award of the Arbitrator shall be in writing and shall set forth the basis for his or her decision.  Fees of the Arbitrator shall be paid by the Company as required by applicable law.  The Parties agree to keep the fact of arbitration, and any decision thereto, confidential and shall execute all documents necessary to maintain such confidentiality, including execution of a protective order. THE PARTIES UNDERSTAND AND AGREE THAT THEY ARE WAIVING THEIR RIGHTS TO BRING SUCH CLAIMS TO COURT, INCLUDING THE RIGHT TO A TRIAL IN A COURT OF LAW.

(d)           Amendment. This Agreement may be amended only by a writing signed by the Executive and by a duly authorized representative of the Company (other than the Executive).

(e)            Severability. If any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction, or arbitrator(s), as applicable, to exceed the limitations permitted by applicable law, as determined by such court or arbitrator(s) in such action, then the provisions will be deemed reformed or blue penciled to the maximum limitations permitted by applicable law and the Parties hereby expressly acknowledge their desire that, in such event, such action be taken.  Notwithstanding the foregoing, the Company and Executive further agree that if any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction, or arbitrator(s) to be invalid, void or unenforceable, the remainder of the provisions shall remain in full force and effect and in no way shall be affected, impaired or invalidated.

(f)             Construction. The headings and captions of this Agreement are provided for convenience only and are intended to have no effect in construing or interpreting this Agreement. The language in all parts of this Agreement shall be in all cases construed according to its fair meaning and not strictly for or against the Company or the Executive.

6

(g)            Nonwaiver. No failure or neglect of either Party hereto in any instance to exercise any right, power or privilege hereunder or under law shall constitute a waiver of any other right, power or privilege or of the same right, power or privilege in any other instance. All waivers by either Party hereto must be contained in a written instrument signed by the Party to be charged and, in the case of the Company, by an officer of the Company (other than the Executive) or other person duly authorized by the Company.

(h)            Notices. All notices, requests, demands, claims and other communications hereunder will be in writing.  Any notice, request, demand, claim or other communication hereunder will be deemed duly given if and when sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:
If to the Executive:

[Address]
Attn:
Tel:
Fax:

If to Company:

c/o Ambassadors Group, Inc.
2001 South Flint
Spokane, Washington 99224
Attn:
Tel:
Fax:

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means, including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail or by facsimile (if such facsimile is followed by a hard copy of the email or facsimile communication sent promptly thereafter by a nationally recognized courier service (which provides proof of delivery) or registered or certified mail (postage and charges prepaid)).  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

(i)             Assistance in Litigation.  The Executive shall, during employment furnish such information and proper assistance to the Company as may reasonably be required by the Company in connection with any litigation in which it or any of its subsidiaries or affiliates is, or may become, a party.  Following termination of employment, Executive may, if permitted by Executive’s then employer, or subject to Executive’s then professional availability, furnish such information and assistance to the Company in connection with any litigation in which Company or any of its subsidiaries or affiliates is, or may become, a party; provided, however, that the Company pays Executive such compensation, fees and expenses as may be mutually agreed upon by Executive and the Company.

7

(j)             Executive Acknowledgment. The Executive hereby acknowledges that he has had the option to consult legal counsel in regard to this Agreement, that he has read and understands this Agreement, that he is fully aware of its legal effect, and the he has entered into it freely and voluntarily and based on his own judgment and not on any representations or promises other than those contained in this Agreement.  Further, the Executive hereby agrees to abide by all federal, state, and local laws, ordinances and regulations.

(k)            Counterparts. This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement, or any other document or agreement to be executed in connection herewith by facsimile shall be as effective as delivery of a manually executed counterpart of any such agreement or document.

(l)             Entire Agreement. This Agreement, the SPA (including without limitation the schedules and attachments to the SPA executed and delivered in connection therewith) and the Non-Compete Agreement contain the entire agreement and understanding between the Parties and supersedes any prior or contemporaneous written or oral agreements, representations and warranties between them respecting the subject matter hereof

[SIGNATURE PAGE FOLLOWS].

8

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth above.

The Company:

BookRags, Inc.

Date:	By:

Name:

Title:

Executive:

Date:	Signature:

(Address)

EMPLOYMENT AGREEMENT SIGNATURE PAGE

EXHIBIT B

Form of Non-compete Agreement – Executives

EXECUTION COPY

NONCOMPETITION, NONSOLICITATION
AND CONFIDENTIAL INFORMATION AGREEMENT

THIS NONCOMPETITION, NONSOLICITATION AND CONFIDENTIAL INFORMATION AGREEMENT (this “Agreement”) is entered into on May ______, 2008 between BookRags, Inc. (the “Company”) and ________________ (the “Executive”).

RECITALS

WHEREAS, this Agreement is entered into concurrently with the Stock Purchase Agreement, dated May_____, 2008 (“SPA”), by and among the Company, Executive, David Lieberman, Charles Lieberman, Sue A. Idelman, in her capacity as the Executrix of the Estate of Lee. H. Idleman, and Ambassadors Group, Inc. (“AGI”), pursuant to which AGI shall acquire the business of the Company through the purchase of all of the issued and outstanding capital stock of the Company.  The Executive is an owner, founder and officer of the Company and, pursuant to the SPA, the Executive will receive certain benefits as a result of the purchase of the Company by AGI.  The Company further wishes to employ the Executive in order to promote the business of the Company and will therefore enter into a three (3) year employment agreement with the Executive so as to promote the business of the Company.  The Company and AGI, as well as all of their past, current and future parents, subsidiaries, divisions and affiliates, are collectively referred to herein as the “Companies”.

WHEREAS, the Companies have Confidential Information (as defined below) and Trade Secrets (as defined below) which they wish to safeguard and keep confidential.

WHEREAS, the Companies have strong relationships with business partners, and are using, and will use, various marketing efforts to develop valuable relationships with these business partners and others, all of which have been and are being accomplished through the expenditure of extensive time, effort and resources and which they wish to maintain.

WHEREAS, the Companies have hired, trained and developed an unusual and extraordinary workforce through the expenditure of extensive time, effort and resources and which they wish to retain.

WHEREAS, the Executive acknowledges that entering into this Agreement is a material condition to execution of, and consummation of the transactions contemplated by, the SPA.

AGREEMENT

NOW, THEREFORE, in consideration of the Executive’s employment by the Company, as well as the resultant benefits to the Executive from the purchase of the Company by AGI, the Executive and the Company agree as follows:

1.              Noncompetition.  The Executive acknowledges and agrees that he has received and shall continue to receive valuable Confidential Information and Trade Secrets of the Companies and exposure to key suppliers and service providers of the Companies.  Accordingly, because of the Executive’s access to, and knowledge of, the Companies’ Confidential Information and Trade Secrets and key suppliers, service providers and customers, as well as the Executive’s position within the Companies, the Executive would be in a unique position to divert business from the Companies and to commit irreparable damage to the Companies were the Executive to be allowed to compete with the Companies or to commit any of the other acts prohibited below.

The Executive therefore agrees that the Executive shall not, during his employment with any of the Companies and for the Noncompete Period (as defined below), directly or indirectly, own, organize, consult with, be employed by, advise, be a stockholder, partner of or joint venturer with, be a director or managing member of, or otherwise assist or provide services to, any Competitor (as defined below) within the Restricted Area (as defined below) except to the extent the Executive is acting on behalf of any of the Companies or in furtherance of the any of the Companies’ interests.  The Executive further agrees that, during the Executive’s employment and for the Noncompete Period, the Executive shall not, directly or indirectly, purchase any equity securities of any corporation or other business (other than as a stockholder or beneficial owner directly or indirectly owning one percent (1%) or less of the outstanding securities of a public company) which is a Competitor, without the prior written consent of the Company.

2.              Nonsolicitation of Employees.  The Executive acknowledges and agrees that the Companies have expended and will continue to expend significant time, effort and resources in the hiring, training and development of an unusual and extraordinary workforce whose identities and abilities the Executive would not know of or learn but for his relationship with the Companies.  The Executive therefore agrees that, during his employment with any of the Companies and for the Nonsolicitation Period, the Executive shall not, directly or indirectly, (a) solicit, or attempt to solicit, any employee of or consultant to the Companies to work for, contract with, become a partner with or otherwise be retained by any Competitor of the Companies; (b) assist or advise any such Competitor in hiring, employing, retaining or soliciting such employees or consultants; or (c) encourage any such employee or consultant to be hired, employed, retained or solicited by any Competitor.

3.              Nonsolicitation of Customers.  The Executive acknowledges and agrees that he possesses and will continue to receive valuable Confidential Information and Trade Secrets of the Companies and exposure to customers and potential customers of the Companies.  The Executive therefore agrees that, during his employment with any of the Companies and for the Nonsolicitation Period, the Executive shall not, directly or indirectly, solicit any customers or potential customers of any of the Companies with whom the Executive had contact with or about whom the Executive learned information during the Executive’s employment with any of the Companies on behalf of any Competitor.

4.              Nonsolicitation of Suppliers and Service Providers.  The Executive acknowledges and agrees that the Executive has received and shall continue to receive valuable Confidential Information and Trade Secrets of the Companies with respect to their relationships with their suppliers and service providers and that the ability to acquire services from such suppliers and service providers is limited.  Accordingly, such relationships constitute valuable assets of the Companies.  The Executive therefore agrees that, during his employment with any of the Companies and for the Nonsolicitation Period, the Executive shall not use any Confidential Information or Trade Secrets to, directly or indirectly, solicit any suppliers or service providers with whom the Executive had contact with or about whom the Executive learned information during the Executive’s employment with any of the Companies on behalf of any Competitor.

5.              Non-disparagement.  Executive agrees during his employment, and subsequent to termination for any reason, he shall not disparage the Companies, including, without limitation, their employees, directors, officers, agents, stockholders or products, services or programs to any person or entity, including, without limitation, any current, former or future customer, supplier or service provider.  The Companies agree not to, and will direct their officers and directors not to, disparage Executive or the performance or the services he rendered to the Companies.

6.              Confidentiality of Information.  The Executive acknowledges and agrees that the Executive has been and shall be exposed to the Companies’ Confidential Information and Trade Secrets.  The Executive agrees to keep all such information strictly confidential at all times.  Except as required by the Executive’s duties for any of the Companies or by virtue of a subpoena or other court order applicable to the Executive, the Executive agrees not to make use or disclose any Confidential Information or Trade Secrets to any person, company, firm, organization or other entity, or encourage any such person, company, firm, organization or other entity to make use of such Confidential Information or Trade Secrets.  However, should the Executive receive any such subpoena or court order which may require disclosure of Trade Secrets or Confidential Information, the Executive will immediately disclose such subpoena or court order to Company so that it may interpose any objection it may have.

7.              Return of Documents and Electronic Media.  At the termination of the Executive’s employment with any of the Companies, the Executive agrees to promptly return to the Company all property of the Companies, including any and all documents and other tangible information and data, regardless of the form in which it is recorded, as well as any and all copies and reproductions of such documents or other tangible information and data (regardless of the form of such copies or reproductions), which the Executive (i) received or obtained from or on behalf of any of the Companies, or (ii) prepared, compiled or collected while employed by any of the Companies.  The Executive specifically agrees not to retain any copies of any Confidential Information or Trade Secrets.

8.              Ownership of Work Product.  All work product, data, documentation, information or materials conceived, discovered, developed or created by the Executive in the course of the Executive’s work for any of the Companies (collectively, the “Work Product”) shall be owned exclusively by the Companies.  To the greatest extent possible, any Work Product shall be deemed to be a “work made for hire” (as defined in the United States Copyright Act, 17 U.S.C.A. §101 et seq., as amended) and owned exclusively by the Company.  The Executive hereby unconditionally and irrevocably transfers and assigns to the Companies all right, title and interest in or to any such Work Product.  The Companies and the Executive acknowledge that, pursuant to Wash. Rev. Code § 49.44.140(e), any provision in this Agreement requiring Employee to assign his rights in any Work Product does not apply to an invention for which no equipment, supplies, facility, or trade secret information of the employer was used and which was developed entirely on the employee’s own time, unless (a) the invention relates (i) directly to the business of the employer, or (ii) to the employer’s actual or demonstrably anticipated research or development, or (b) the invention results from any work performed by the employee for the employer.

9.              Definitions.

(a)            A “Competitor,” as used herein, shall mean any person (including Executive), company (except the Companies), firm, organization or other entity which is in the business being conducted, or proposed to be conducted, by any of the Companies, including, without limitation, (i) the development, marketing, organizing, operation or conducting of student and professional educational tours; or (ii) research or compilation, via the internet, worldwide web, or otherwise, of literature summaries, biographies, literary criticisms, essays, encyclopedias, e-Books or education databases.

(b)            The term “Trade Secrets” shall be given its broadest possible interpretation and shall mean any and all documents, information or other data (whether recorded or otherwise) (as defined below), which concerns any of the Companies or their business and which (i) derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.  Such Trade Secrets include, without limitation, information related to any of the Companies’ customers and potential customers (including, without limitation, students and educational institutions), customer preferences and habits, suppliers, partners, service providers, research methodology, internet search programs and methodology, databases, marketing plans, advertising, contracts, potential contracts, training plans, strategies, forecasts, pricing, methods, practices, techniques, business plans, financial plans, research plans, advertising plans, development plans, purchasing plans, accounting, programming or tour development.

(c)            The term “Confidential Information” shall also be given its broadest possible interpretation and shall mean any and all information disclosed or made available by any of the Companies to the Executive, including, without limitation, any information which is not publicly known or available upon which any of the Companies’ business or success depends.

(d)            “Noncompete Period” shall be a period of three (3) years from the last date on which Executive is employed by any of the Companies, regardless of the reason for termination of such employment.

(e)            “Nonsolicitation Period” shall be a period of three (3) years from the last date on which Executive is employed by any of the Companies, regardless of the reason for termination of such employment.

(f)             “Restricted Area” shall be any state, province, territory or foreign country in which any of the Companies, or their subsidiaries and/or affiliates, markets, sells or distributes their products or services.

10.           Injunctive Relief.  The Executive understands and agrees that any violation of this Agreement may cause immediate and irreparable harm to the Companies, the exact extent of which may be difficult to ascertain, and that the remedies at law for any such violation may not adequately compensate the Companies.  Therefore, the Executive agrees that, in addition to such other damages or remedies that may be available, the Companies shall be entitled to specific performance and/or immediate, preliminary and permanent injunctive relief for any violations of this Agreement and for such purposes, the Executive irrevocably consents to the jurisdiction of the United States District Court and State Courts of the State of Washington.  The Company shall be entitled to such relief without the necessity of proving actual damages or posting a bond.

11.           Arbitration.  Except as set forth in Section 10 above, any controversy relating to this Agreement shall be settled by binding arbitration according to the applicable employment dispute resolution rules of the American Arbitration Association in Spokane, Washington.  To the extent required by law, the Company agrees to pay all costs, including the arbitrator’s fees, which are peculiar to the arbitration process.  The parties agree to keep the fact of arbitration, and any decision thereto, confidential and shall execute all documents necessary to maintain such confidentiality, including execution of a protective order.  The prevailing party shall be awarded his/its costs, unless otherwise prohibited by applicable law.

12.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, without reference to principles of conflict of laws.

13.           Assignment.  The Executive shall not assign, sell, transfer, delegate or otherwise dispose of any rights or obligations under this Agreement without the prior written consent of the Company.  The Company may assign its rights under this Agreement without the Executive’s consent.

14.           Voluntary Agreement.  The Executive expressly acknowledges that the Executive has voluntarily executed this Agreement and that the Executive has had the opportunity to be represented and advised by counsel concerning the terms and conditions of this Agreement as well as the Executive’s execution thereof.

15.           Entire Agreement; Waivers; Modification.  This Agreement, and the SPA, including without limitation the schedules and attachments to the SPA executed and delivered in connection therewith, are intended by the parties to be the complete, exclusive and final expression of the Company’s and the Executive’s agreement with respect to the subject matter hereof and supersedes, and may not be contradicted by, or modified or supplemented by, evidence of any prior or contemporaneous agreement as to the subject matter hereof, and no extrinsic evidence whatsoever may be introduced to vary the terms of this Agreement.  No waiver of any of the provisions of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed or construed as a further, continuing or subsequent waiver of any such provision or as a waiver of any other provision of this Agreement.  No failure to exercise and no delay in exercising any right, remedy or power hereunder shall preclude any other or further exercise of any other right, remedy or power provided herein or by law or in equity.  The Company and the Executive expressly agree that (i) this Agreement shall survive any termination or cessation of the Executive’s employment by any of the Companies or by the Executive, and (ii) this Agreement may not be altered, amended, changed, terminated or modified in any respect except by a written instrument clearly expressing the intent to so modify this Agreement signed by the Executive and an officer or director of the Company.

16.           Severability.  If any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction, or arbitrator(s), as applicable, to exceed the limitations permitted by applicable law, as determined by such court or arbitrator(s) in such action, then the provisions will be deemed reformed or blue penciled to the maximum limitations permitted by applicable law and the parties hereby expressly acknowledge their desire that, in such event, such action be taken.  Notwithstanding the foregoing, the Company and Employee further agree that if any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction, or arbitrator(s) to be invalid, void or unenforceable, the remainder of the provisions shall remain in full force and effect and in no way shall be affected, impaired or invalidated.

17.           Descriptive Headings.  Descriptive headings contained herein are for reference only and in no way define, limit, extend or describe the scope of this Agreement or any provisions thereof.

18.           Counterparts.  This Agreement may be executed in one or more counterparts, and by the parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement, or any other document or agreement to be executed in connection herewith by facsimile shall be as effective as delivery of a manually executed counterpart of any such agreement or document.

[SIGNATURE PAGE FOLLOWS]

EXECUTION COPY

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

The Company:

BookRags, Inc.

Date:	By:

Name:

Title:

Executive:

Date:	Signature:

Print Name:

(Address)

SIGNATURE PAGE TO NONCOMPETITION, NONSOLICITATION AND CONFIDENTIAL INFORMATION AGREEMENT